Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS FOURTH QUARTER AND FULL YEAR 2021 RESULTS

December 2021 passenger traffic recovered to 66.8% of December 2019 levels

4Q21 Adjusted EBITDA margin expanded 7.3pp YoY, supported by passenger traffic recovery and strategic execution

Luxembourg, March 23, 2022— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management reported today its unaudited, consolidated results for the three months ended December 31, 2021, and audited results for the full year 2021. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 26.

Fourth Quarter 2021 Highlights1

▪	Consolidated Revenues of $218.7 million, an increase of 69.1% YoY, or 42.5% below pre-pandemic levels of 4Q19. Excluding the impact of IFRS rule IAS 29, revenues increased 64.0% YoY, to $218.6 million, mainly reflecting increases of $55.7 million in Aeronautical revenues and $42.7 million in Commercial revenues, partially offset by a $13.0 million decline in construction service revenue. When compared to 4Q19, revenues ex-IAS 29 declined 41.7%.

▪	Key operating metrics improved YoY:

▪	Passenger traffic increased 1.6x to 13.2 million YoY, reaching 63.4% of 4Q19 levels.

▪	Cargo volume increased 27.0% YoY to 91.6 thousand tons, reaching 80% of 4Q19 levels.

▪	Aircraft movements totaled 162.1 thousand, an 89.0% YoY increase, reaching 76.2% of 4Q19 levels.

▪	Operating Income of $60.4 million versus $5.3 million reported in 4Q20, mainly reflecting YoY passenger traffic recovery. Operating income in 4Q21 included a $25.5 million economic compensation granted by the Brazilian government, together with a Eur. 9.5 million, or $10.9 million, government grant obtained in Italy. To note, operating income in 4Q20 also included a $36.6 million economic compensation in Brazil and a $12.0 million government grant in Italy.

▪	Adjusted EBITDA on an “As Reported” basis was $92.8 million, versus $45.5 million in the year ago period, and increased 70.8% when compared to 4Q19. Adjusted EBITDA margin expanded to 42.4% from 35.1% in 4Q20 and 14.3% in 4Q19.

▪	Ex-IAS 29, Adjusted EBITDA totaled $91.8 million, compared with $45.0 million in 4Q20 and Adjusted EBITDA of $52.2 million in 4Q19. Adjusted EBITDA margin ExIFRIC12 increased to 45.3% from 44.5% in 4Q20 and 17.8% in 4Q19.

▪	When also adjusting for impairment charges, Adjusted EBITDA improved to $91.9 million in 4Q21 from $44.0 million in 4Q20, and was 3.3% below the $95.0 million posted in 4Q19. To note, As Reported Adjusted EBITDA figures included (i) economic compensations of $25.5 million in 4Q21 in Brazil and $10.9 in Italy, in 4Q21, (ii) economic compensations of $46.7 million in Brazil and Italy, in 4Q20.

Full Year 2021 Highlights1

▪	Consolidated Revenues of $706.9 million, an increase of 16.4% YoY, or 54.6% below pre-pandemic levels of 2019. Excluding the impact of IFRS rule IAS 29, revenues increased 8.8% YoY, to $677.7 million, mainly reflecting increases of $79.0 million in Commercial revenues and $31.0 million in Aeronautical revenues, partially offset by a $55.4 million decline in construction service revenue. When compared to full year 2019, revenues ex-IAS 29 declined 57.2%.

▪	Key operating metrics improved YoY:

▪	Passenger traffic increased 41.5% YoY to 35.7 million, reaching 42.4% of 2019 levels.

▪	Cargo volume increased 26.6% YoY to 323.5 thousand tons, reaching 76.2% of 2019 levels.

▪	Aircraft movements totaled 497.2 thousand, a 40.9% YoY increase, reaching 58.0% of 2019 levels.

▪	Operating Income of $6.5 million versus a loss of $163.7 million in 2020, mainly reflecting YoY passenger traffic recovery, and down from operating income of $223.6 million in 2019.

▪	Adjusted EBITDA on an “As Reported” basis was $149.3 million, versus $18.1 million in 2020, and decreased 61.2% when compared to the $384.7 reported in 2019. Adjusted EBITDA margin expanded to 21.1% from 3.0% in 2020 but contracted 3.6pp from 24.7% in 2019.

▪	Ex-IAS 29, Adjusted EBITDA totaled $142.8 million, compared with $20.0 million in 2020 and Adjusted EBITDA of $389.7 million in 2019. Adjusted EBITDA margin ExIFRIC12 increased to 23.4% from 3.8% in 2020 and was down 8.3pp from 31.7% in 2019.

▪	When also adjusting for impairment charges, Adjusted EBITDA improved to $143.2 million in 2021 from $82.3 million in 2020, and was 68.4% below the $453.3 million posted in 2019.

1 4Q and FY 2020 figures have been adjusted to reflect the discontinuation of the Peru business in 2021, for comparison purposes.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted, “Our performance this quarter demonstrates the successful execution of the multiple initiatives we have been undertaking since the onset of the pandemic. Today, we have a leaner cost structure, a strengthened financial position and have made significant progress towards further enhancing the equity value of our business.”

“Passenger traffic continued to recover throughout our operations driven by pent-up demand and the overall reduction in traffic restrictions, including the opening of borders in Argentina and Uruguay starting November 1, 2021. Passenger traffic, therefore, increased to 63% of the 21 million passengers served in 4Q19, with a significant sequential improvement compared to the 46% of pre-pandemic levels reached in 3Q21. Cargo operations also continued to perform well at 80% of 4Q19 levels.”

“Increased traffic brought a strong recovery in revenues, ex-IFRIC12, which nearly doubled year-on-year to $200 million, to close to 70% of 4Q19 revenues, up from the 55% of pre-pandemic levels achieved in the prior quarter. We also delivered substantially higher profitability in the quarter, with $92 million Comparable Adjusted EBITDA, doubling 4Q20 levels. Results benefited from improved top line performance and a leaner cost structure following cost reduction initiatives implemented over the past two years, as well as a $26 million compensation recorded this quarter related to the re-equilibrium of the Brasilia Airport concession for the 2021 calendar year, reinforcing the intrinsic value of our concessions. We also accounted a 9.5 million euro government grant in Italy in the fourth quarter.”

“During the quarter we extended debt maturities for a combined amount of $425 million in Argentina and Uruguay; further strengthening the Company´s liquidity position and improving our debt profile. We also obtained new long term financing for more than $350 million in these two countries, including $174 million raised last February.”

“On the ESG front, and building on our commitment to sustainability, this year we joined the World Economic Forum´s “Clean Skies for Tomorrow 2030” coalition that aims to accelerate the supply and use of sustainable aviation fuel technologies to reach 10% of global jet aviation fuel supply by 2030.”

“Looking ahead, we expect to see a sustained recovery in passenger traffic trends led by pent-up demand and lower travel restrictions. While we observed a slowdown in traffic in January due to concerns around the Omicron variant, February already showed an improvement. In the near term, we are closely monitoring the impact of Omicron, as well as the rapidly developing conflict in the Ukraine, which at this time is not impacting our operations. In this context, we remain fully-committed to advancing on our Action Plan which has proven to deliver solid results, despite passenger traffic levels not having reached full recovery, while actively developing additional value creation opportunities and expanding our capabilities.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	13.2	5.1	159.2%		13.2	5.1	159.2%
Revenue	218.7	129.4	69.1%	0.1	218.6	133.3	64.0%
Aeronautical Revenues	92.6	35.9	158.0%	0.6	92.0	36.3	153.1%
Non-Aeronautical Revenues	126.1	93.5	34.9%	-0.4	126.6	96.9	30.6%
Revenue excluding construction service	202.7	101.0	100.8%	2.6	200.1	101.8	96.5%
Operating Income / (Loss)	60.4	5.3	1035.2%	-12.5	72.9	20.4	256.9%
Operating Margin	27.6%	4.1%	2350	0.0%	33.3%	15.3%	1802
Net (Loss) / Income Attributable to Owners of the Parent	-22.3	-38.8	-42.6%	11.4	-33.7	-53.3	-36.8%
EPS (US$)	-0.14	-0.24	-42.8%	0.07	-0.21	-0.33	-37.1%
Adjusted EBITDA	92.8	45.5	104.1%	1.0	91.8	45.0	103.9%
Adjusted EBITDA Margin	42.4%	35.1%	729	-	42.0%	33.8%	822
Adjusted EBITDA Margin excluding Construction Service	45.2%	45.3%	-3	-	45.3%	44.5%	86
Net Debt to LTM Adjusted EBITDA	7.12x	78.27x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	7.11x	14.02x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3)	LTM Adjusted EBITDA excluding impairments of intangible assets

Operating & Financial Highlights FY 2021

(In millions of U.S. dollars, unless otherwise noted)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	35.7	25.2	41.5%		35.7	25.2	41.5%
Revenue	706.9	607.4	16.4%	29.2	677.7	622.8	8.8%
Aeronautical Revenues	262.8	220.0	19.5%	7.4	255.4	224.5	13.8%
Non-Aeronautical Revenues	444.1	387.4	14.6%	21.9	422.2	398.3	6.0%
Revenue excluding construction service	627.2	481.6	30.2%	27.9	599.2	488.9	22.6%
Operating Income / (Loss)	6.5	-163.7	-103.9%	-46.3	52.8	-86.9	-160.7%
Operating Margin	0.9%	-27.0%	2787	-	7.8%	-14.0%	2175
Net (Loss) / Income Attributable to Owners of the Parent	-117.8	-253.1	-53.5%	-13.2	-104.5	-262.9	-60.2%
EPS (US$)	-0.73	-1.58	-53.6%	-0.08	-0.65	-1.64	-60.4%
Adjusted EBITDA	149.3	18.1	725.8%	6.5	142.8	20.0	613.9%
Adjusted EBITDA Margin	21.1%	3.0%	1815	-	21.1%	3.2%	1786
Adjusted EBITDA Margin excluding Construction Service	23.4%	3.5%	1997	-	23.4%	3.8%	1963

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1) Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2) Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3) LTM Adjusted EBITDA excluding impairments of intangible assets

Update on Action Plan to Compensate for Impact of Covid-19 in CAAP´s Business

Governmental Flight Restrictions

Most of CAAP’s markets have been gradually lifting travel restrictions:

•	In Argentina, effective November 1, 2021, borders are open to all foreigners, regardless of their origin country, and since January 29, 2022, a PCR test for inbound fully vaccinated nationals and residents, and for foreigners arriving from neighboring countries, is no longer required. The remaining travelers are required to present a complete vaccination schedule and a negative PCR test within 72 hours (or a negative antigen test within 48 hours) prior to boarding. All bans on domestic travel were lifted by the end of October 2020.

•	In Italy, the government has eased the restrictions and travelers are now required to present a full vaccination certificate together with a negative antigen test within 48 hours prior to boarding, or a negative PCR test within 72 hours prior to boarding.

•	In Brazil, there are currently no restrictions on entry, however, all arriving passengers require an antigen test within 24 hours prior to boarding, or a negative PCR test within 72 hours prior to boarding.

•	In Uruguay, borders are fully open effective November 1, 2021, for all travelers who present a complete vaccination schedule and a negative PCR/Antigen test within at least 72/24 hours prior to boarding, regardless of their origin country.

•	In Armenia, there are no restrictions on air travel although some requirements apply upon entry including a negative PCR test upon arrival or a Covid-19 full vaccination certificate.

•	In Ecuador, there are no restrictions to domestic or international travel. International passengers, however, are required to present a negative PCR test within 72 hours prior to boarding, or a Covid-19 full vaccination certificate.

Impact of Covid-19 on CAAP’s Passenger Traffic and Cargo Activity

Compared to the 2019 pre-pandemic corresponding months, total passenger traffic showed a monthly sequential improvement within the quarter, declining 41.6% in October 2021, 35.0% in November, and 33.2% in December. During 4Q21, commercial flights were operated across all CAAP’s countries of operations and overall traffic experienced a strong sequential recovery when compared to 3Q21, as travel restrictions commenced to gradually relax, although certain requirements still applied. Cargo activity continued to perform well and stood at 80% of 4Q19 pre-pandemic levels.

Action Plan

Since the onset of the pandemic, CAAP has consistently made significant progress on the implementation of its action plan to mitigate the impact of the crisis, including:

Cost controls and cash preservation measures: The Company achieved a 24% reduction in cash operating costs and expenses in the quarter against 4Q19, compared with YoY reductions of 43%, 34%, 43% and 46% in 3Q21, 2Q21, 1Q21 and 4Q20, respectively. Note this excludes concession fees and construction costs.

Financial position and liquidity: As cash preservation is a critical focus, since the beginning of the pandemic the Company has renegotiated a significant portion of its debt maturing in 2020 and 2021 in key markets, renegotiated debt covenants, and secured additional debt financing.

Debt Transactions:

•	In April 2021, Puerta del Sur (Uruguay) obtained a $10.0 million facility from a local commercial bank.

•	In May 2021, AA2000 (Argentina) extended a total of $40.0 million in principal payments under a syndicated bank loan, maturing in May, August and November 2021 for an amount of $13.3 million each, deferring those payments to May, August and November 2022. In addition, in July 2021, AA2000 extended $10.0 million in principal payments under a bilateral bank loan originally due in July 2021, now maturing under a new schedule in July, October and December 2022.

•	In November 2021, AA2000 completed an exchange offer and issued $208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 in exchange of the Series 2017 and Series 2020 Notes, and also raised $126.0 million of new money in two tranches: i) $64.0 million in additional Series 2021 Notes, which are fungible with the bonds issued pursuant to the exchange offer, and ii) $62.0 million in new 9.5% Senior Secured Notes due 2028.

•	In February 2022, AA2000 successfully completed a local offering of $174 million in dollar-linked notes.

•	In November 2021, ACI Sudamerica (holding company of PDS, Uruguay), completed an exchange offer and issued $246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 in exchange of the Series 2015 and Series 2020 Notes, which included new financing of $52.9 million under the same terms as the exchange notes, which will be primarily used to fund the capex program agreed with the government pursuant to the concession extension.

Re-equilibrium of the Concession Agreements:

•	In Brazil, Inframerica obtained $25.5 million in connection with the economic re-equilibrium from the impact of Covid-19 during 2021 at the Brasilia concession, in addition to the compensation of $36.6 million received in December 2020. The Company is monitoring the market to define its strategy in connection with 2022 and beyond.

•	In Ecuador, in July 2021, Terminal Aeroportuaria de Guayaquil S.A. (TAGSA) and the local authorities agreed on a mechanism to compensate for the impact of Covid-19 for the year 2020 which, among other things, included a 2-year extension of the Guayaquil concession and a reduction in the concession fee. The agreement also introduced the mechanism that will be used to compensate the impact of the pandemic in 2021 and beyond, which will be measured annually.

•	In Uruguay, in November 2021, CAAP signed an agreement with the Government to amend the existing concession agreement which, among other things, included a 20-year extension of the concession term.

•	In Italy, the European Commission approved in March 2021 a total of Eur. 10 million to Toscana Aeroporti to compensate for the Covid-19 impact in 2020. Funds were received in August 2021. In addition, the Italian Budget Law, that became effective on January 1, 2021, contains provisions to allocate a Eur. 800 million fund in support of the overall airport sector in the country. In December 2021, Toscana Aeroporti, accounted Eur. 9.5 million, or $10.9 million, from the aforementioned fund. Eur. 3.64 million was collected on March 8, 2022, and the remaining amount is expected to be received within the first half of the year.

4Q21 Operating Performance

Passenger Traffic

Total passenger traffic increased 1.6x YoY to 13.2 million passengers, reflecting a recovery in travel demand and easing travel restrictions. When compared to 4Q19, total passenger traffic decreased 36.6%, with Armenia and Brazil leading the recovery, reaching 90% and 82% of pre-pandemic traffic levels, respectively. Traffic in Argentina and Uruguay, the two countries with prolonged government-imposed travel restrictions, stood at 53% and 50% of 4Q19 levels, respectively, recovering strongly from the past quarter, following the opening of borders, effective November 1, 2021. International and domestic traffic grew by 2.7x and 1.8x YoY, reaching 47.7% and 70.3% of 4Q19 levels, respectively. Sequentially, passenger traffic grew by 26.6% when compared to 3Q21, with strong improvements in Argentina, Brazil and Uruguay. On a monthly basis, traffic in October, November and December of 2021, increased to 58.4%, 65.0% and 66.8%, of traffic for the same months in 2019, respectively.

Passenger Traffic in Argentina increased 5.2x YoY and improved to 52.5% of 4Q19 levels. International passenger traffic increased 2.1x YoY in 4Q21 and reached 29.8% of 4Q19 traffic, showing a sequential quarterly improvement following the re-opening of borders to non-resident foreigners, effective November 1, 2021. Domestic passenger traffic, which accounted for 80% of total traffic in the quarter, increased 7.2x YoY and improved to 63.4% of 4Q19 levels, showing a continued sequential recovery.

In Italy, passenger traffic increased 3.7x YoY, and was 18% down versus 3Q21. As compared to 4Q19, traffic declined 39.8%, reflecting prolonged air travel restrictions in the country. Domestic and international traffic increased by 2.1x and 5.4x YoY, respectively, and stood at 80.0% and 53.6% of 4Q19 pre-pandemic levels. Traffic in the quarter was impacted by weaker demand caused by the emergence of the Omicron variant, in the last months of the year.

In Brazil, total passenger traffic grew 37.2 YoY, and was 18.3% below pre-pandemic levels of 4Q19. Domestic passenger traffic, which accounted for 66% of total traffic in the quarter, was up 48.2 YoY and reached nearly 90% of 4Q19 pre-pandemic levels, while transit passengers accounted for the remaining 33% of total traffic and increased 16.7% YoY to 77.9% of 4Q19 traffic.

In Uruguay, passenger traffic increased 4.1x YoY, reaching 50.2% of 4Q19 levels, showing a strong sequential recovery versus 3Q21, reflecting the re-opening of borders to non-resident foreigners, effective November 1, 2021. Borders had only partially opened to property-owners, on September 1, 2021.

In Armenia, where traffic is 100% international, traffic has been increasing sequentially since the elimination of restrictions on air travel in September 2020 and the opening of Russian borders to foreigners, although some requirements apply upon entry. Total traffic improved 3.7x YoY, or stood at 90% of 4Q19 pre-pandemic levels.

In Ecuador, total passenger traffic grew 1.2x YoY, and increased to 76.2% of 4Q19 levels. Both, domestic and international passenger traffic continued to improve sequentially since the third quarter of 2020.

Cargo Volume

Cargo volume increased 27.0% YoY in 4Q21, and stood at 79.9% of pre-pandemic levels of 4Q19, with strong contributions from Argentina, Brazil and Uruguay, which together accounted for more than 80% of total volume, in the quarter. Notably, cargo volume in Italy and Uruguay was above 4Q19 levels.

Aircraft Movements

Total aircraft movements increased 89.0% YoY in 4Q21, and reached 76.2% of 4Q19 levels, impacted by travel restrictions and lower travel demand across all segments particularly in Argentina, which accounted for almost two thirds of the aircraft movement reduction, when compared to 2019.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 39 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	4Q21	4Q20	4Q19	% Var. ('21 vs '20)	% Var. ('21 vs '19)
Domestic Passengers (in thousands)	8,527	3,011	12,127	183.1%	-29.7%
International Passengers (in thousands)	3,163	866	6,626	265.3%	-52.3%
Transit Passengers (in thousands)	1,557	1,233	2,155	26.3%	-27.8%
Total Passengers (in thousands)	13,246	5,110	20,907	159.2%	-36.6%
Cargo Volume (in thousands of tons)	91.6	72.1	114.7	27.0%	-20.1%
Total Aircraft Movements (in thousands)	162.1	85.8	212.6	89.0%	-23.8%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	4Q21	4Q20	% Var.	4Q21	4Q20	% Var.	4Q21	4Q20	% Var.
	(thousands)			(tons)
Argentina(1)	5,591	898	522.6%	50,723	41,249	23.0%	76,941	31,772	142.2%
Italy	1,087	231	371.1%	4,380	3,754	16.7%	13,199	5,360	146.3%
Brazil (2)	4,177	3,046	37.2%	14,874	10,249	45.1%	36,964	27,665	33.6%
Uruguay (3)	260	51	408.5%	8,379	6,837	22.6%	7,363	2,568	186.7%
Ecuador (4)	850	382	122.6%	6,745	4,970	35.7%	16,762	12,494	34.2%
Armenia	695	149	365.8%	5,664	4,349	30.2%	5,918	2,218	166.8%
Peru (5)	586	353	65.7%	832	718	15.9%	4,905	3,681	33.3%
TOTAL	13,246	5,110	159.2%	91,597	72,126	27.0%	162,052	85,758	89.0%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	4Q21	4Q19	% Var.	4Q21	4Q19	% Var.	4Q21	4Q19	% Var.
	(thousands)			(tons)
Argentina(1)	5,591	10,646	-47.5%	50,723	63,592	-20.2%	76,941	109,183	-29.5%
Italy	1,087	1,807	-39.8%	4,380	3,626	20.8%	13,199	17,438	-24.3%
Brazil (2)	4,177	5,112	-18.3%	14,874	22,879	-35.0%	36,964	42,486	-13.0%
Uruguay (3)	260	518	-49.8%	8,379	8,149	2.8%	7,363	7,537	-2.3%
Ecuador (4)	850	1,115	-23.8%	6,745	8,646	-22.0%	16,762	21,416	-21.7%
Armenia	695	772	-9.9%	5,664	6,369	-11.1%	5,918	7,006	-15.5%
Peru (5)	586	937	-37.5%	832	1,393	-40.2%	4,905	7,536	-34.9%
TOTAL	13,246	20,907	-36.6%	91,597	114,653	-20.1%	162,052	212,602	-23.8%

1)	See Note 1 in Table " Operating & Financial Highlights”

2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

5)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method. In December 2021, CAAP signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. to Andino Investment Holding S.A. and, consequently, stop operating the five airports that were under concession. As such, fourth quarter and full year 2020 figures have been adjusted to reflect the discontinuation of the Peru business in 2021, for comparison purposes.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 26.

Revenues

Consolidated Revenues increased 69.1% YoY to $218.7 million in 4Q21. When excluding Construction Services and the impact of IAS 29, revenues increased 96.5% YoY to $200.1 million, reaching 69.1% of 4Q19 levels, reflecting the impacts of the pandemic and currency depreciation over the share of local currency revenues in Argentina, Brazil and Uruguay. Compared to 3Q21, revenues ex IFRIC 12 improved 20.2% sequentially, with strong performance in Argentina (+50.7%) and Uruguay (+34.7%), reflecting higher passenger traffic following the re-opening of borders on November 1, 2021, coupled with a positive seasonal impact.

The following table shows revenue performance by country. More detail on the performance of CAAP´s key countries of operations can be found on page 17.

Revenues by Segment (in US$ million)

Country	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Argentina	108.9	72.2	50.9%	0.1	108.8	76.1	43.0%
Italy	23.9	16.5	44.7%	-	23.9	16.5	44.7%
Brazil	18.1	12.5	44.0%	-	18.1	12.5	44.0%
Uruguay	18.2	7.7	134.3%	-	18.2	7.7	134.3%
Armenia	30.1	8.5	255.8%	-	30.1	8.5	255.8%
Ecuador (1)	19.4	11.9	63.9%	-	19.4	11.9	63.9%
Unallocated	0.1	0.0	222.7%	-	0.1	0.0	222.7%
Total consolidated revenue (2)	218.7	129.4	69.1%	0.1	218.6	133.3	64.0%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increase 96.3% YoY in Argentina, 81.2% in Italy, 44.0% in Brazil, 125.8% in Uruguay, 240.4% in Armenia and 82.1% in Ecuador.

Revenue Breakdown (in US$ million)

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	92.6	35.9	158.0%	0.6	92.0	36.3	153.1%
Non-aeronautical Revenue	126.1	93.5	34.9%	-0.4	126.6	96.9	30.6%
Commercial revenue	109.3	64.1	70.5%	2.1	107.2	64.5	66.3%
Construction service revenue (1)	16.0	28.4	-43.7%	-2.5	18.5	31.5	-41.2%
Other revenue	0.9	1.0	-13.5%	0.0	0.9	1.0	-13.5%
Total Consolidated Revenue	218.7	129.4	69.1%	0.1	218.6	133.3	64.0%
Total Revenue excluding Construction Service revenue (2)	202.7	101.0	100.8%	2.6	200.1	101.8	96.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	4Q21 as reported	4Q19 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	92.6	173.7	-46.7%	0.6	92.0	170.8	-46.1%
Non-aeronautical Revenue	126.1	206.4	-38.9%	-0.4	126.6	204.1	-38.0%
Commercial revenue	109.3	120.8	-9.5%	2.1	107.2	117.9	-9.1%
Construction service revenue (1)	16.0	84.7	-81.1%	-2.5	18.5	85.3	-78.3%
Other revenue	0.9	0.8	7.6%	-	0.9	0.8	7.6%
Total Consolidated Revenue	218.7	380.1	-42.5%	0.1	218.6	374.9	-41.7%
Total Revenue excluding Construction Service revenue (2)	202.7	295.4	-31.4%	2.6	200.1	289.6	-30.9%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 42.3% of total revenues and increased 1.6x YoY. When compared to 4Q19, aeronautical revenues declined 46.1% to $92.0 million had IAS 29 not been applied, reflecting the continued impact of the pandemic in traffic volumes, despite the gradual relaxation of travel restrictions in materially all markets. During the quarter and excluding IAS 29, aeronautical revenue declined 59.7%, or $54.3 million, in Argentina, 38.8%, or $8.6 million, in Italy, and 48.7%, or $6.3 million, in Uruguay, compared to the same quarter of 2019. Moreover, Brazil declined 44.9%, or $6.7 million, and Ecuador declined 18.6%, or $3.2 million, while aeronautical revenues in Armenia increased 2.7%, compared to pre-pandemic levels of 4Q19.

Non-Aeronautical Revenues accounted for 57.7% of total revenues and increased 34.9% YoY, to $126.1 million. When compared to 4Q19 and excluding the impact of IAS 29, non-aeronautical revenues declined 38.0% to $126.6 million, mainly driven by the following decreases:

•	9.1%, or $10.7 million, in Commercial Revenues, to $107.2 million, with declines of $5.3 million in Brazil, $4.0 million in Italy and $3.0 million in Armenia, partially offset by an increase of $4.0 million in Argentina. The revenue decline was heavily impacted by the significant reduction in overall passenger traffic and was mostly related to reductions in Fueling services, VIP lounges, Duty free and Advertising, partially offset by a strong increase in Cargo revenues and, to a lesser extent, Rental of space; and

•	78.3%, or $66.8 million, in Construction Service Revenue, to $18.5 million, mainly reflecting lower capex in Argentina.

Excluding Construction Service Revenue and the impact of IAS 29, non-aeronautical revenues declined 9.0% against 4Q19, to $108.1 million.

Operating Costs and Expenses

During 4Q21, Operating Costs and Expenses, excluding Construction Service Cost, increased 27.2% YoY to $182.8 million, mainly driven by higher Salaries and social security contributions, Concession fees and Maintenance expenses, in line with higher YoY activity. When compared to 4Q19, Operating Costs and Expenses, excluding Construction Service Cost and IAS 29, declined 37.7% to $167.6 million. The decline is mainly explained by reductions in Maintenance expenses resulting from lower services and renegotiation with suppliers, together with lower Concession Fees, Salaries and Social Contributions and SG&A expenses. Currency depreciation in Argentina, Brazil and Uruguay also benefited costs.

Cost of Services increased 14.1% YoY, to $162.4 million. When compared to 4Q19 and excluding IAS29, Cost of Services declined 43.6%, to $154.8 million, mainly reflecting the following declines:

▪	79.5%, or $67.3 million, in Construction Service Cost, reflecting lower capex,

▪	35.1%, or $13.2 million, in Maintenance Expenses, mainly driven by the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with FX depreciation against the US dollar,

▪	23.5%, or $11.4 million, in Salaries and Social Security Contributions, driven by a reduction in salaries, a furlough scheme and/or a reduction in workforce across the board, coupled with local currency depreciation in main markets,

▪	28.6%, or $11.3 million, in Concession Fees, in line with lower revenues, and

▪	22.3%, or $3.6 million decline in Services and Fees, mainly reflecting the suspension of certain services and renegotiation of scope and fees with suppliers, coupled with local currency depreciation in Argentina and Brazil.

Excluding Construction Service cost, Cost of Services increased 29.7% YoY, to $147.5 million. On a comparable basis against 4Q19 and excluding the impact of IAS29, Cost of Services declined 27.5%, or $52.3 million, to $137.4 million.

Selling, General and Administrative Expenses (“SG&A”) increased 18.7% YoY, to $33.7 million in 4Q21 on an ‘As reported’ basis. When compared to 4Q19 and excluding the impact of IAS 29, SG&A declined 17.9%, to $28.7 million.

Other Operating Expenses were $1.4 million in 4Q21, down 43.3% from the $2.5 million recorded in 4Q20 and relatively in line with the $1.1 million posted in 4Q19.

Costs and Expenses (in US$ million)

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Cost of Services	162.4	142.4	14.1%	7.6	154.8	131.5	17.8%
Salaries and social security contributions	37.6	24.6	53.1%	0.4	37.2	25.2	47.3%
Concession fees	28.6	16.7	71.1%	0.3	28.3	16.9	67.4%
Construction service cost	14.9	28.6	-48.1%	-2.5	17.4	31.7	-45.2%
Maintenance expenses	24.8	16.5	50.5%	0.4	24.4	16.9	44.7%
Amortization and depreciation	28.5	39.2	-27.2%	8.9	19.6	23.8	-17.7%
Other	28.1	16.8	66.8%	0.1	28.0	16.9	65.1%
Cost of Services Excluding Construction Service cost	147.5	113.7	29.7%	10.1	137.4	99.8	37.8%
Selling, general and administrative expenses	33.7	28.4	18.7%	5.0	28.7	28.2	1.9%
Other expenses	1.5	1.5	-1.4%	0.1	1.4	1.5	-8.2%
Total Costs and Expenses	197.6	172.3	14.7%	12.7	185.0	161.2	14.7%
Total Costs and Expenses Excluding Construction Service cost	182.8	143.7	27.2%	15.2	167.6	129.5	29.4%

Costs and Expenses (in US$ million)

	4Q21 as reported	4Q19 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	162.4	292.6	-44.5%	7.6	154.8	274.4	-43.6%
Salaries and social security contributions	37.6	49.5	-24.0%	0.4	37.2	48.6	-23.5%
Concession fees	28.6	40.4	-29.3%	0.3	28.3	39.6	-28.6%
Construction service cost	14.9	84.1	-82.3%	-2.5	17.4	84.7	-79.5%
Maintenance expenses	24.8	38.4	-35.4%	0.4	24.4	37.6	-35.1%
Amortization and depreciation	28.5	40.3	-29.3%	8.9	19.6	24.4	-19.7%
Other	28.1	40.1	-30.0%	0.1	28.0	39.4	-29.0%
Cost of Services Excluding Construction Service cost	147.5	208.6	-29.3%	10.1	137.4	189.8	-27.6%
Selling, general and administrative expenses	33.7	36.2	-6.9%	5.0	28.7	35.0	-17.9%
Other expenses	1.5	43.9	-96.6%	0.1	1.4	43.9	-96.8%
Total Costs and Expenses	197.6	372.7	-47.0%	12.7	185.0	353.4	-47.7%
Total Costs and Expenses Excluding Construction Service cost	182.8	288.6	-36.7%	15.2	167.6	268.8	-37.7%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 4Q21, CAAP reported Adjusted EBITDA of $92.8 million, up from an Adjusted EBITDA of $45.5 million in the year-ago period, and 70.8% higher than the $54.3 million reported in 4Q19. All countries of operations reported positive Adjusted EBITDA in the quarter, with strong contributions from Argentina, Brazil, Armenia and Italy, which together accounted for more than 88% of the consolidated Adjusted EBITDA. Adjusted EBITDA margin ex-IFRIC12, expanded to 45.2% from 45.3% in 4Q20 and 18.2% in 4Q19.

Excluding the impact from IAS 29, Adjusted EBITDA was $91.8 million, up from an Adjusted EBITDA of $45.0 million in the year ago period and $52.2 million in 4Q19, while Adjusted EBITDA margin excluding construction service expanded to 45.3%, from 44.5% in 4Q20 and 17.8% in 4Q19. When also adjusting for impairment charges, Adjusted EBITDA improved to $91.9 million in 4Q21 from $44.0 million in 4Q20, and was 3.3% below the $95.0 million posted in 4Q19.

As Reported Adjusted EBITDA figures included: (i) economic compensations of $25.5 million in Brazil and $10.9 million in Italy, in 4Q21, (ii) economic compensations of $46.7 million in Brazil and Italy, in 4Q20, and (iii) an impairment loss of $42.8 million in Brazil, in 4Q19.

Adjusted EBITDA by Segment (in US$ million)

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Argentina	31.0	9.7	219.3%	1.0	30.0	9.3	223.5%
Italy	11.8	4.8	146.7%	-	11.8	4.8	146.7%
Brazil	26.2	31.8	-17.6%	-	26.2	31.8	-17.6%
Uruguay	8.2	1.0	722.2%	-	8.2	1.0	722.2%
Armenia	13.3	1.0	1298.2%	-	13.3	1.0	1298.2%
Ecuador	4.8	0.1	6436.7%	-	4.8	0.1	6436.7%
Unallocated	-2.6	-2.9	-11.4%	-	-2.6	-2.9	-11.4%
Total segment EBITDA	92.8	45.5	104.1%	1.0	91.8	45.0	103.9%

	4Q21 as reported	4Q19 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Argentina	31.0	52.1	-40.5%	1.0	30.0	50.1	-40.0%
Italy	11.8	7.3	62.0%	-	11.8	7.3	62.0%
Brazil	26.2	-32.8	-180.0%	-	26.2	-32.8	-180.0%
Uruguay	8.2	12.0	-31.7%	-	8.2	12.0	-31.7%
Armenia	13.3	12.5	6.3%	-	13.3	12.5	6.3%
Ecuador	4.8	5.9	-18.2%	-	4.8	5.9	-18.2%
Unallocated	-2.6	-2.7	-5.6%	-	-2.6	-2.7	-5.6%
Total segment EBITDA	92.8	54.3	70.8%	1.0	91.8	52.2	75.8%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-0.2	-47.6	-99.6%	11.4	-11.6	-62.1	-81.4%
Financial Income	-4.8	-9.1	-47.2%	4.7	-9.5	-8.9	7.2%
Financial Loss	32.8	63.7	-48.5%	-56.2	89.0	120.4	-26.1%
Inflation adjustment	-4.1	9.9	-141.2%	-3.9	-0.2	0.2	-202.9%
Income Tax Expense	38.5	-12.9	-398.8%	31.5	7.0	-30.5	-123.0%
Amortization and Depreciation	30.5	41.5	-26.4%	13.5	17.0	25.9	-34.3%
Adjusted EBITDA	92.8	45.5	104.1%	1.0	91.8	45.0	103.9%
Adjusted EBITDA Margin	42.4%	35.1%	729	-	42.0%	33.8%	822
Adjusted EBITDA Margin excluding Construction Service	45.2%	45.3%	-3	-	45.3%	44.5%	86

Financial Income and Loss

CAAP reported a Net financial loss of $24.0 million in 4Q21 compared to a loss of $64.5 million in 4Q20. Had IAS 29 not been applied, and compared to 4Q19, Net financial loss increased 26.4%, or $16.6 million, to $79.4 million, mainly driven by higher net interest expenses resulting from higher outstanding debt.

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Financial Income	4.8	9.1	-47.2%	-4.7	9.5	8.9	7.2%
Interest income	0.8	2.1	-63.5%	0.2	0.5	2.0	-72.2%
Foreign exchange income	0.3	2.1	-87.1%	-4.9	5.2	1.9	166.9%
Other	3.8	4.9	-23.3%	0.0	3.8	4.9	-24.0%
Inflation adjustment	4.1	-9.9	-141.2%	3.9	0.2	-0.2	-202.9%
Inflation adjustment	4.1	-9.9	-141.2%	3.9	0.2	-0.2	-202.9%
Financial Loss	-32.8	-63.7	-48.5%	56.2	-89.0	-120.4	-26.1%
Interest Expenses	-28.9	-32.1	-9.9%	-0.7	-28.3	-32.2	-12.3%
Foreign exchange transaction expenses	28.7	-1.2	-2445.1%	56.9	-28.2	-57.2	-50.7%
Changes in liability for concessions	-30.1	-28.6	5.5%	-	-30.1	-28.6	5.5%
Other expenses	-2.4	-1.8	34.5%	-	-2.4	-2.4	1.5%
Financial Loss, Net	-24.0	-64.5	-62.8%	55.4	-79.4	-111.7	-29.0%

See “Use of Non-IFRS Financial Measures” on page 27.

Income Tax Expense

During 4Q21, the Company reported an income tax expense of $38.5 million. Excluding the impact of IAS 29, CAAP reported an income tax expense of $7.0 million compared to income tax benefit of $30.5 million in the year ago quarter and an expense of $13.3 million in 4Q19. Income tax expense in the quarter reflected better year-over-year results.

Net Income and Net Income Attributable to Owners of the Parent

During 4Q21, CAAP reported a Net Loss of $0.2 million compared to a Net Loss of $47.6 million in 4Q20, mainly explained by: (i) operating income of $60.4 million in 4Q21 versus $5.3 million in 4Q20, and (ii) lower net financial losses, partially offset by (iii) higher income tax expenses.

During 4Q21, the Company reported a Net Loss Attributed to Owners of the Parent of $22.3 million and a loss per common share of $0.14, compared with a Net Loss Attributable to Owners of the Parent of $38.8 million in 4Q20 equivalent to a loss per common share of $0.24. In 4Q19, the Company reported a Net Loss Attributed to Owners of the Parent of $37.3 million and a loss per common share of $0.23.

Consolidated Financial Position

As of December 31, 2021, cash and cash equivalents amounted to $375.8 million, increasing 72.3%, or $157.7 million, from the $218.1 million reported as of September 30, 2021, and improving 33.7%, or $94.8 million, from the $281.0 million reported as of December 31, 2020. Total liquidity position at December 31, 2021, which included cash and cash equivalents as well as other financial assets, was $451.1 million, up $154.2 million, or 51.9%, from $296.9 million at September 30, 2021.

Total Debt at the close of the fourth quarter increased 7.0%, or $94.8 million, to $1,439.6 million, from $1,344.8 million as of December 31, 2020. An amount of $912.2 million, or 63.4% of total debt is denominated in U.S. dollars, while $264.6 million, or 18.4%, is denominated in Euros, $221.8 million, or 15.4%, is in Brazilian Reals, $40.7 million, or 2.8%, is in Argentine Pesos, and $0.3 million is denominated in Armenian Drams.

The Net Debt to LTM Adjusted EBITDA (excluding impairment of intangible assets) ratio stood at 7.11x as of December 2021, down from 14.02x as of December 2020, reflecting the year-over-year Adjusted EBITDA growth, supported by traffic recovery and tight cost control measures. As of December 31, 2021, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Dec 31, 2021		As of Dec 31, 2020
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	9.64	x	98.95	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	7.12	x	78.28	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	7.11	x	14.02	x
Total Debt	1,439.6		1,344.8
Short-Term Debt	421.3		216.4
Long-Term Debt	1,018.3		1,128.4
Cash & Cash Equivalents	375.8		281.0
Total Net Debt[3]	1,063.8		1,063.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of December 31, 2021 was $149.3 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of December 31, 2021 was $149.7 million.

Total Debt by Segment (in US$ million)

	As of Dec 31, 2021	As of Dec 31, 2020
Argentina	625.3	530.8
Italy (1)	232.4	256.7
Brazil (2)	221.8	241.8
Uruguay	274.1	222.4
Armenia	63.1	64.8
Ecuador	22.9	28.2
Total	1,439.6	1,344.8

1 Of which approximately $164 million remain at Toscana Aeroporti level.

2 Of which approximately $206 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	524.3	233.0	500.2	711.7	1,969.2

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of December 31, 2021:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	119.9	65.1	103.1	312.1	600.2
	Interest	USD	42.2	37.1	94.4	68.4	242.1
	Principal	ARS	0.0	19.2	19.2	-	38.5
	Interest	ARS	19.2	15.4	5.9	-	40.5
Italy	Principal	EUR	57.2	27.6	143.9	3.2	232.0
	Interest	EUR	5.0	4.8	6.6	0.0	16.4
Brazil	Principal	R$	206.9	1.2	3.7	8.7	220.5
	Interest	R$	18.6	1.2	2.9	2.6	25.3
Uruguay	Principal	USD	2.7	6.2	39.5	238.6	287.1
	Interest	USD	18.7	18.8	53.6	78.0	169.1
Armenia	Principal	USD	11.2	13.3	7.4	-	31.9
	Interest	USD	1.8	1.1	0.2	-	3.1
	Principal	DRAM	0.3	-	-	-	0.3
	Interest	DRAM	0.0	-	-	-	0.0
	Principal	EUR	11.7	13.9	7.7	-	33.2
	Interest	EUR	1.8	1.1	0.2	-	3.1
Ecuador	Principal	USD	5.8	5.9	10.9	-	22.6
	Interest	USD	1.4	1.0	0.9	-	3.3
Total			524.3	233.0	500.2	711.7	1,969.2

Pro-Forma Maturity of borrowings - Breakdown by segment (in USD) as of December 31, 2021:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	106.5	67.1	105.1	312.1	590.8
	Interest	USD	42.5	37.4	94.5	68.4	242.8
	Principal	ARS	0.0	24.0	23.9	-	47.9
	Interest	ARS	22.8	19.3	7.4	-	49.6
Italy	Principal	EUR	57.2	27.6	143.9	3.2	232.0
	Interest	EUR	5.0	4.8	6.6	0.0	16.4
Brazil	Principal	R$	14.5	12.1	42.8	151.4	220.8
	Interest	R$	18.6	17.6	45.9	51.3	133.5
Uruguay	Principal	USD	2.7	6.2	39.5	238.6	287.1
	Interest	USD	18.7	18.8	53.6	78.0	169.1
Armenia	Principal	USD	11.2	13.3	7.4	-	31.9
	Interest	USD	1.8	1.1	0.2	-	3.1
	Principal	DRAM	0.3	-	-	-	0.3
	Interest	DRAM	0.0	-	-	-	0.0
	Principal	EUR	11.7	13.9	7.7	-	33.2
	Interest	EUR	1.8	1.1	0.2	-	3.1
Ecuador	Principal	USD	5.8	5.9	10.9	-	22.6
	Interest	USD	1.4	1.0	0.9	-	3.3
Total			322.6	271.2	590.6	903.1	2,087.4

Cash by Segment (in US$ million)

	As of Dec 31, 2021	As of Dec 31, 2020
Argentina	158.9	61.6
Italy (1)	66.3	99.8
Brazil (2)	13.4	13.3
Uruguay	22.0	13.4
Armenia	44.7	18.9
Ecuador	10.8	19.2
Intermediate holding Companies	59.7	54.8
Total	375.8	281.0

1 Of which approximately $61.3 million remain at Toscana Aeroporti level.

2 Of which approximately $11.9 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 4Q21, CAAP made capital expenditures of $24.0 million, a 40.3% YoY decline from $40.2 million in 4Q20, mainly reflecting lower investments in Argentina during the quarter, in line with the Company´s strategy of preserving liquidity in the current environment. Excluding IAS29, total Capex amounted to $23.1 million versus $33.8 million in the year ago period.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 4Q21.

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	4.5	0.5	719.9%		4.5	0.5	719.9%
International Passengers (in millions) (1)	1.0	0.3	211.7%		1.0	0.3	211.7%
Transit Passengers (in millions) (1)	0.2	0.0	266.3%		0.2	0.0	266.3%
Total Passengers (in millions) (1)	5.6	0.9	522.6%		5.6	0.9	522.6%
Cargo Volume (in thousands of tons)	50.7	41.2	23.0%		50.7	41.2	23.0%
Total Aircraft Movements (in thousands)	76.9	31.8	142.2%		76.9	31.8	142.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	37.2	12.9	189.1%	0.6	36.7	13.4	174.7%
Non-aeronautical revenue	71.7	59.3	20.9%	-0.4	72.1	62.8	15.0%
Commercial revenue	62.2	37.8	64.7%	2.1	60.1	38.2	57.6%
Construction service revenue	9.5	21.5	-55.9%	-2.5	12.0	24.6	-51.2%
Total Revenue	108.9	72.2	50.9%	0.1	108.8	76.1	43.0%
Total Revenue Excluding IFRIC12(2)	99.5	50.7	96.3%	2.6	96.8	51.5	88.0%
Cost of Services	80.8	76.2	6.1%	7.6	73.2	65.3	12.2%
Selling, general and administrative expenses	13.5	11.3	19.9%	5.0	8.5	11.1	-22.8%
Other expenses	0.5	0.2	215.1%	0.1	0.4	0.1	159.4%
Total Costs and Expenses	94.8	87.6	8.3%	12.7	82.2	76.5	7.4%
Total Costs and Expenses Excluding IFRIC12(3)	85.4	66.1	29.3%	15.2	70.2	51.9	35.3%
Adjusted Segment EBITDA	31.0	9.7	219.3%	1.0	30.0	9.3	223.5%
Adjusted Segment EBITDA Mg	28.5%	13.4%	1,501	-	27.6%	12.2%	1,540
Adjusted EBITDA Margin excluding IFRIC 12(4)	31.1%	19.2%	1,198	-	31.0%	18.0%	1,297
Capex	12.9	31.0	-58.4%	0.9	12.0	24.6	-51.2%

1)	See Note 1 in Table "Operating & Financial Highlights”

2)	Excludes Construction Service revenue.

3)	Excludes Construction Service cost.

4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	10.8	6.3	72.3%		10.8	6.3	72.3%
International Passengers (in millions) (1)	2.0	3.3	-40.0%		2.0	3.3	-40.0%
Transit Passengers (in millions) (1)	0.5	0.4	24.7%		0.5	0.4	24.7%
Total Passengers (in millions) (1)	13.3	10.0	33.3%		13.3	10.0	33.3%
Cargo Volume (in thousands of tons)	174.4	143.9	21.2%		174.4	143.9	21.2%
Total Aircraft Movements (in thousands)	227.3	155.6	46.1%		227.3	155.6	46.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	94.9	106.7	-11.1%	7.4	87.5	111.2	-21.3%
Non-aeronautical revenue	268.0	243.3	10.2%	21.9	246.1	254.3	-3.2%
Commercial revenue	214.5	147.5	45.4%	20.5	194.0	150.4	29.0%
Construction service revenue	53.5	95.8	-44.1%	1.3	52.2	103.9	-49.8%
Total Revenue	362.9	350.0	3.7%	29.2	333.6	365.4	-8.7%
Total Revenue Excluding IFRIC12(2)	309.4	254.2	21.7%	27.9	281.5	261.5	7.6%
Cost of Services	326.8	380.0	-14.0%	66.5	260.3	319.9	-18.6%
Selling, general and administrative expenses	38.5	38.2	0.8%	8.1	30.4	38.0	-19.9%
Other expenses	14.9	2.7	459.2%	1.7	13.2	2.0	571.9%
Total Costs and Expenses	380.2	420.9	-9.7%	76.3	303.9	359.8	-15.5%
Total Costs and Expenses Excluding IFRIC12(3)	326.8	325.2	0.5%	74.9	251.8	256.0	-1.6%
Adjusted Segment EBITDA	65.6	50.7	29.2%	6.5	59.0	52.7	12.1%
Adjusted Segment EBITDA Mg	18.1%	14.5%	357	-	17.7%	14.4%	329
Adjusted EBITDA Margin excluding IFRIC 12(4)	21.1%	19.9%	123	-	20.9%	20.1%	85
Capex	53.5	95.8	-44.1%	1.3	52.2	103.9	-49.8%

5)	See Note 1 in Table "Operating & Financial Highlights”

6)	Excludes Construction Service revenue.

7)	Excludes Construction Service cost.

8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 5.2x YoY in 4Q21, reflecting the recovery in passenger traffic as travel restrictions were much tougher in the corresponding year ago period, and was 47.5% below 4Q19 pre-pandemic levels. This result reflected a strong quarterly sequential improvement from the 72.1% decline in traffic recorded in 3Q21 (vs. 3Q19), helped by better sanitary conditions in the country and the re-opening of borders to all foreigners on November 1, 2021. Domestic passenger traffic, which accounted for 80% of total traffic in the quarter, increased 7.2x YoY, as domestic travel continued to recover, but was 36.6% below 4Q19 levels showing, however, a strong sequential improvement.

Revenues increased 50.9% YoY to $108.9 million in 4Q21 on an ‘As reported’ basis or 43.0% to $108.8 million when excluding the impact of rule IAS29, primarily due to a significant increase in Aeronautical revenues, reflecting higher year-over-year activity and easier passenger traffic comparisons, as 4Q20 was severely impacted by the Covid-19 pandemic. This was partially offset by lower construction revenues as a result of lower Capex in the quarter. When compared to 4Q19 and excluding both Construction Service and the impact of IAS 29, revenues declined 34.1%, or $50.2 million to $96.8 million, mainly impacted by the pandemic and the FX translation effect on local currency revenues resulting from the 69.4% average depreciation of the Argentine peso since 4Q19.

•	Aeronautical Revenues ex-IAS29 declined 59.7% against 4Q19, or $54.3 million, primarily reflecting the decline in passenger traffic as a result of the Covid-19 pandemic, partially offset by a higher international passenger fee introduced on March 15, 2021.

•	Commercial Revenues ex-IAS29 increased 7.2% compared to 4Q19, or $4.0 million, mainly driven by an increase of 27%, or $8.3 million in Cargo revenues, primarily reflecting a 10% tariff increase on import activities applied in October 2020. This was partially offset by a decline of 33%, or $5.7 million, in passenger-related services, including VIP Lounges, Duty Free, Parking, Catering and F&B revenues, due to lower passenger traffic, combined with minor declines in Fuel, Walkway services, Advertising and Retail stores.

Total Costs and Expenses increased 8.3% YoY to $94.8 million in 4Q21 on an ‘As reported’ basis, mainly reflecting increases of 6.1% in Cost of Services and 19.9% in SG&A, in line with higher year-over-year activity. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 35.3% YoY, due to the rise in operating costs following traffic recovery from the minimum levels posted in the same period of last year. When compared to 4Q19, however, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services declined 35.9%, or $39.3 million, primarily due to lower operating expenses and Concession Fees.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs would have declined 35.3% compared to 4Q19, or $39.0 million, driven mainly by the following declines:

•	40%, or $11.5 million, in Maintenance expenses due to the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with lower maintenance of infrastructure and the depreciation of the local currency against the US dollar,

•	35%, or $7.8 million, in Concession Fees, in line with lower revenues,

•	23%, or $5.7 million, in Salaries and Social Security Contribution expenses, primarily due to the reduction in salaries and a furlough scheme under which no social contributions are required to be paid, coupled with local currency depreciation,

•	35%, or $1.8 million, in Services and Fees, mainly driven by suspension of all non-essential services due to the Covid-19 pandemic and decline in airport activity, and

•	52%, or $1.6 million, in Office Expenses, due to a decrease in mobility and office expenses along with lower overall expenses due to a reduction in passenger traffic.

•	SG&A ex-IAS29 decreased by 50.9% against 4Q19, or $8.9 million, to $8.5 million in 4Q21, mainly due to the following declines:

•	29%, or $2.7 million, in Taxes reflecting lower turnover taxes, related to the decline in revenues, and

•	83%, or $1.1 million, in Advertising.

Adjusted Segment EBITDA increased $21.3 million YoY to $31.0 million in 4Q21 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA was $30.0 million with Adjusted EBITDA margin EX-IFRIC12 of 31.0% in the quarter, compared to 18.0% in 4Q20. Compared to pre-pandemic levels of 4Q19, Adjusted EBITDA excluding IAS 29 declined 40.0%, or $20.1 million from $50.1 million, while Adjusted EBITDA margin EX-IFRIC12 contracted 3.0 percentage points from 34.0%.

During 4Q21, CAAP made Capital Expenditures ex-IAS29 of $12.0 million, compared to $24.6 million in 4Q20 and $69.4 million in 4Q19, mainly related to expansion works at Aeroparque Airport.

Italy

	4Q21	4Q20	% Var.	2021	2020	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.1	206.8%	1.0	0.7	46.7%
International Passengers (in millions)	0.7	0.1	538.4%	1.8	1.3	40.7%
Transit Passengers (in millions)	0.0	0.0	923.6%	0.0	0.0	166.4%
Total Passengers (in millions)	1.1	0.2	371.1%	2.8	2.0	42.7%
Cargo Volume (in thousands of tons)	4.4	3.8	16.7%	15.3	13.3	15.6%
Total Aircraft Movements (in thousands)	13.2	5.4	146.3%	39.6	30.2	31.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	13.6	5.4	150.0%	37.5	29.4	27.6%
Non-aeronautical revenue	10.3	11.1	-6.9%	33.0	28.9	14.0%
Commercial revenue	6.1	4.9	22.8%	17.1	16.8	1.7%
Construction service revenue	3.4	5.2	-34.5%	13.7	10.4	31.9%
Other revenue	0.9	0.9	-9.2%	2.2	1.8	26.3%
Total Revenue	23.9	16.5	44.7%	70.5	58.3	20.8%
Total Revenue Excluding IFRIC12(1)	20.5	11.3	81.2%	56.8	48.0	18.4%
Cost of Services	24.4	21.6	12.9%	83.2	72.2	15.2%
Selling, general and administrative expenses	3.7	5.4	-32.1%	13.1	14.4	-9.6%
Other Expenses	0.1	-0.5	-113.5%	0.4	0.0	-2104.3%
Total Costs and Expenses	28.1	26.5	6.2%	96.6	86.6	11.5%
Total Costs and Expenses Excluding IFRIC12(2)	25.7	21.0	22.5%	84.9	77.4	9.7%
Adjusted Segment EBITDA	11.8	4.8	146.7%	0.2	-4.3	-104.7%
Adjusted Segment EBITDA Mg	49.5%	29.0%	2046	0.3%	-7.3%	762
Adjusted EBITDA Margin excluding IFRIC 12(3)	52.6%	44.6%	802	-3.2%	-11.4%	823
Capex	5.9	7.1	-17.0%	19.9	13.8	44.0%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 3.7x YoY reflecting a recovery in passenger traffic, from the 87.2% decline in 4Q20 due to air travel restrictions introduced to contain the spread of the Covid-19 pandemic. However, passenger traffic was 39.8% below pre-pandemic levels of 4Q19, reflecting a quarterly sequential improvement from the 49.8% decrease recorded in 3Q21 (vs. 3Q19) benefiting from higher demand during the European summer season and better sanitary conditions in the region. Domestic traffic was down 20.0% compared to 4Q19, while international traffic was 46.4% below 4Q19, improving sequentially from the 57.7% drop in 3Q21. Throughout the quarter and compared to the same month in 2019, traffic declined 41.1% in October, 34.9% in November and 43.0% in December, when traffic was impacted by weaker demand caused by the emergence of the Omicron variant.

Revenues increased 44.7% YoY to $23.9 million in 4Q21, mainly driven by increases in Aeronautical revenues, reflecting higher year-over-year activity and easier comparisons against 4Q20, which was significantly impacted by the Covid-19 pandemic. Commercial revenues grew 22.8% YoY, mainly driven by passenger-related services such as Parking facilities, VIP lounges and Duty free shops, following the strong year-over-year traffic recovery. When compared to 4Q19, revenues excluding Construction service declined 38.1%, or $12.6 million, to $20.5 million, principally due to lower passenger traffic due to the Covid-19 pandemic.

•	Aeronautical Revenues dropped 38.8% versus 4Q19, or $8.6 million, as a result of lower passenger traffic, partially offset by increases in passenger fees at Florence airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passenger with reduced mobility fees (PRM) at Florence airport increased in March 2020 and at Pisa airport in February 2020, and again at both airports in February 2021. This was further supported by the 3.2% average appreciation of the Euro against the US dollar since 4Q19.

•	Commercial Revenues declined 40.0% versus 4Q19, or $4.0 million, mainly due to reductions in Parking Facilities, Advertising, VIP Lounges, and F&B services.

Total Costs and Expenses increased 6.2% YoY, or $1.6 million, in 4Q21 driven by higher Cost of Services, partially offset by lower SG&A. Excluding Construction Service, Total Cost and Expenses rose 22.5% YoY to $25.7 million, due to an increase in operating costs following higher airport activity when compared to 4Q20. By contrast, against the same quarter of 2019, Total Cost and Expenses declined 15.1%, or 13.4% when excluding Construction Services, primarily due to lower operating expenses and Concession Fees, partially offset by the appreciation of the euro against the US dollar.

•	Cost of Services excluding Construction service declined 13.5%, or $3.4 million, against 4Q19 on a comparable basis, due to the following declines:

•	22.6%, or $2.7 million, in Salaries and social security contributions, as a result of a reduction in workforce, and a furlough scheme for some employees together with a reduction in working hours,

•	17.8%, or $1.0 million, in Services and Fees expenses mainly due to the suspension or reduction in scope of certain maintenance contracts, mainly in porterage and security services, as part of the set of measures implemented to mitigate the impact of the pandemic, and

•	16.9%, or $0.3 million, in Concession Fees due to lower passenger traffic.

•	SG&A declined 32.1% to $3.7 million against 4Q19 mainly reflecting lower Services and Fees, Maintenance expenses and Salaries and Social Contribution expenses.

Adjusted Segment EBITDA increased $7.0 million YoY to $11.8 million in 4Q21, supported by traffic growth, cost reductions and a Eur. 9.5 million government grant, as part of the overall Eur. 800 million sovereign fund to support the airport sector in the country. Against pre-pandemic levels, Adjusted EBITDA increased by $4.5 million from $7.3 million in 4Q19, with Adjusted Segment EBITDA margin ex-IFRIC12 expanding to 52.6%, from 20.3% in 4Q19.

During 4Q21, CAAP made Capital Expenditures of $5.9 million, compared to $7.1 million in 4Q20 and $7.4 million in 4Q19.

Brazil

	4Q21	4Q20	% Var.	2021	2020	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.7	1.9	48.2%	7.8	5.6	39.1%
International Passengers (in millions) (1)	0.1	0.0	380.5%	0.1	0.2	-50.4%
Transit Passengers (in millions) (1)	1.4	1.2	16.7%	4.4	3.3	34.4%
Total Passengers (in millions) (1)	4.2	3.0	37.2%	12.3	9.1	35.5%
Cargo Volume (in thousands of tons)	14.9	10.2	45.1%	60.0	34.9	72.2%
Total Aircraft Movements (in thousands)	37.0	27.7	33.6%	117.9	89.4	31.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	8.2	5.6	45.3%	24.1	20.9	15.5%
Non-aeronautical revenue	9.8	6.9	42.9%	34.3	30.5	12.5%
Commercial revenue	9.8	6.9	42.9%	34.3	30.5	12.5%
Total Revenue	18.1	12.5	44.0%	58.4	51.4	13.7%
Cost of Services	15.3	14.2	7.7%	59.2	60.8	-2.6%
Selling, general and administrative expenses	2.0	2.2	-10.4%	8.4	11.3	-26.2%
Other expenses	0.7	1.1	-33.3%	2.2	29.7	-92.6%
Total Costs and Expenses	18.0	17.5	2.9%	69.8	101.8	-31.5%
Adjusted Segment EBITDA	26.2	31.8	-17.6%	19.0	-6.5	-390.5%
Adjusted Segment EBITDA Mg	145.3%	253.9%	-10866	32.5%	-12.7%	4517
Capex	0.7	0.2	269.7%	1.8	3.2	-43.0%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic increased 37.2% YoY reflecting a recovery in traffic from the 40.4% decline in 4Q20 due to the Covid-19 pandemic. Compared to the same quarter of 2019, however, passenger traffic dropped 18.3% in 4Q21, improving from the declines of 26.1% in 3Q21 and 52.9% in 2Q21, reflecting higher activity due to lower travel restrictions and better sanitary conditions in the country. Domestic passenger traffic, which accounted for 66% of total traffic in the quarter, was up 48.2 YoY and stood at almost 90% of 4Q19 pre-pandemic levels, while transit passengers accounted for the remaining 33% of total traffic and increased 16.7% YoY and dropped 22.1% against 4Q19. Throughout the quarter, passenger traffic declined 20.9% in October, 20.7% in November, and 13.5% in December, compared to the same month of 2019, still impacted by the pandemic but improving strongly month over month.

Revenues increased 44.0% YoY to $18.1 million in 4Q21 due to higher aeronautical and commercial revenues reflecting higher year-over-year activity as 4Q20 was significantly impacted by the Covid-19 pandemic. When compared to 4Q19, revenues declined 39.8%, or $12.0 million, mainly reflecting lower aeronautical and commercial activities resulting from the drop in passenger traffic, and to a lesser extent, the 35.7% average depreciation of the Brazilian real against the US dollar since 4Q19.

•	Aeronautical Revenues declined 44.9% vs 4Q19, or $6.7 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real.

•	Commercial Revenues declined 34.8% against 4Q19, or $5.3 million, also impacted by lower passenger traffic and currency depreciation. Lower Advertising and Cargo revenues combined with lower passenger-related services such as Duty free, F&B and VIP lounges, drove the results. Revenue decline was also driven by lower Rental of space revenues as a result of the discounts granted and closure of operations of certain clients, and a lower Fuel revenues, in line with the reduction in aircraft movements.

Total Costs and Expenses increased 2.9% YoY to $18.0 million but declined 73.0% against pre-pandemic levels of 4Q19, when the Company recorded a $42.8 million one-time impairment charge of the Natal airport intangible assets, in accordance with accounting rules.

•	Cost of Services declined 35.9% vs. 4Q19, or $8.6 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 35.7% average depreciation of the Brazilian Real since 4Q19. The drop was mainly driven by declines in:

•	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions, and a furlough scheme in place since 2Q20, together with local currency depreciation, and

•	Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection together with lower utilities expenses, coupled with local currency depreciation.

•	SG&A fell 10.4% YoY, or $0.2 million, to $2.0 million on an ‘As reported’ basis, mainly reflecting a positive variance in bad debt recovery and lower services and fees.

Adjusted Segment EBITDA decreased $5.6 million YoY to $26.2 million in 4Q21 and benefited from an economic compensation of $25.5 million obtained from the government in connection with the economic re-equilibrium of the Brasilia concession to offset the COVID-19 impact during 2021. To note, the economic compensation received in 2020 amounted to $36.6 million. Compared to 4Q19, Adjusted EBITDA improved significantly from negative $32.8 million, which included the aforementioned $42.8 million impairment loss at the Natal airport.

During 4Q21, CAAP made Capital Expenditures for $0.7 million, compared with $0.2 million in 4Q20 and $2.3 million in 4Q19.

Uruguay

	4Q21	4Q20	% Var.	2021	2020	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	369.1%	0.0	0.0	207.4%
International Passengers (in millions)	0.3	0.1	411.6%	0.5	0.6	-20.2%
Transit Passengers (in millions)	0.0	0.0	64.3%	0.0	0.0	14.3%
Total Passengers (in millions)	0.3	0.1	408.5%	0.5	0.6	-19.9%
Cargo Volume (in thousands of tons) (1)	8.4	6.8	22.6%	30.4	28.9	5.3%
Total Aircraft Movements (in thousands)	7.4	2.6	186.7%	17.8	13.0	36.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	6.6	1.5	341.0%	14.6	19.6	-25.8%
Non-aeronautical revenue	11.5	6.2	84.8%	36.7	38.7	-5.1%
Commercial revenue	10.0	5.8	70.9%	31.4	29.4	7.1%
Construction service revenue	1.6	0.4	288.9%	5.3	9.3	-43.1%
Total Revenue	18.2	7.7	134.3%	51.3	58.3	-12.0%
Total Revenue Excluding IFRIC12(2)	16.6	7.3	125.8%	46.0	49.0	-6.1%
Cost of Services	8.9	7.7	15.8%	39.9	44.4	-10.0%
Selling, general and administrative expenses	2.8	2.0	39.8%	9.0	9.5	-4.7%
Other expenses	0.1	0.1	-42.3%	0.2	0.3	-29.8%
Total Costs and Expenses	11.8	9.9	19.5%	49.1	54.1	-9.2%
Total Costs and Expenses Excluding IFRIC12(3)	10.2	9.5	8.0%	43.9	44.8	-2.2%
Adjusted Segment EBITDA	8.2	1.0	722.2%	13.7	16.3	-16.1%
Adjusted Segment EBITDA Mg	45.1%	12.9%	3227	26.7%	28.0%	-131
Adjusted EBITDA Margin excluding IFRIC 12 (4)	49.4%	13.6%	3585	29.8%	33.3%	-355
Capex	2.3	0.3	566.6%	8.1	12.0	-32.7%

1) Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

2) Excludes Construction Service revenue.

3) Excludes Construction Service cost.

4) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 4.1x YoY reflecting higher activity and the recovery in traffic from the 90.1% decline in 4Q20 due to air travel restrictions introduced to contain the spread of the Covid-19 pandemic. Compared to 2019 pre-pandemic levels, however, passenger traffic declined 49.8% in 4Q21, improving from drops of 74.7%, 89.7% and 91.5% in 3Q21, 2Q21 and 1Q21, respectively, showing a strong sequential recovery as a result of the re-opening of borders to non-resident foreigners, on November 1, 2021. Throughout the quarter, passenger traffic declined 64.5% in October, 39.2% in November, and 45.9% in December, when compared to the same month of 2019. November traffic benefited from the hosting of relevant continental final football games.

Revenues increased 134.3% YoY to $18.2 million in 4Q21 on an ‘As reported’ basis, or 125.8% when excluding Construction service revenue. Compared to 4Q19, and excluding IFRIC12, revenues declined 32.3%, or $7.9 million, to $16.6 million, primarily reflecting lower passenger traffic in the quarter.

•	Aeronautical Revenues increased 3.4x YoY, or $5.1 million, to $6.6 million, reflecting higher passenger fees revenues, in line with the increase in passenger traffic against 4Q20, which was significantly impacted by the Covid-19 pandemic.

•	Commercial Revenues declined 14.1% vs. 4Q19, or $1.6 million, to $10.0 million, mainly due to decreases of 39.7%, or $0.9 million, in Duty Free revenues, and 48.9%, or $0.5 million, in VIP Lounge revenues, as a result of lower passenger traffic. This was partially offset by an 18.9% increase in cargo revenues.

Total Costs and Expenses increased 19.5% YoY to $11.8 million. Excluding Construction Service, Total Cost and Expenses rose 8.0% YoY to $10.2 million, due to an increase in operating costs following higher traffic activity when compared to 4Q20. By contrast, against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 declined 32.7%, or $5.0 million, primarily due to lower operating expenses, further supported by local currency depreciation against the US dollar.

•	Cost of services were down 41.9% compared to 4Q19, or $6.4 million. Excluding Construction service cost, cost of services declined 37.3%, or $4.3 million, reflecting the following cost reductions:

•	A 48.6%, or $1.7 million, in Salaries and social contributions, driven by a restructuring in the workforce implemented in July 2020 and a furlough program, further supported by a 17.3% average depreciation of the local currency against the US dollar since 4Q19,

•	A 45.6%, or $1.2 million, in Concession Fees due to lower passenger traffic, and

•	A 25.3%, or $0.6 million, in Maintenance expenses due to renegotiation of operating expenses contracts, together with a decline in SISCA fees due to lower passenger traffic

•	SG&A declined 14.2%, or $0.5 million, to $2.8 million, mainly driven by decreases in Services and fees and, to a lesser extent, Salaries and social security contributions.

Adjusted Segment EBITDA increased 7.2x YoY to $8.2 million in 4Q21, but declined 31.7%, or $3.8 million, when compared to 4Q19, with Adjusted EBITDA Margin Ex IFRIC12 remaining unchanged at 49.4%.

During 4Q21, CAAP made Capital Expenditures of $2.3 million in Uruguay, compared to $0.3 million in 4Q20 and $1.2 million in 4Q19.

Key Quarter Highlights and Subsequent Events

CAAP | Exit business in Peru

On December 17, 2021, CAAP signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. (“AAP”) to Andino Investment Holding S.A. (“Andino”). AAP was a joint venture between CAAP and Andino that in 2011 was awarded with the concession rights to operate the Peruvian airports located in the cities of Arequipa, Ayacucho, Juliaca, Puerto Maldonado and Tacna. Following this transaction, Andino now owns 100% of AAP.

CAAP’s decision to no longer operate in Peru is part of a long-term strategic plan that seeks to concentrate efforts and resources towards core and relevant assets in jurisdictions with long-term meaningful growth opportunities.

AA2000 | Increase in Domestic Passenger Fees in Argentina

On December 29, 2021, CAAP announced that the Argentine airport regulator, Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) published Resolution No. 83/2021, approving an increase in the domestic passenger fee to ARS614 from ARS195, effective March 1, 2022.

AA2000 | Indebtedness and Issuance of New Notes

On February 2, 2022, AA2000 agreed with Citibank N.A. to modify the amortization schedule of the principal installments of the Offshore Loan originally due in February, May and August 2022. Under the new schedule, the $11.7 million loan will be paid in 6 equal installments maturing in February, March, May, June, August and September 2022.

Additionally, on February 21, 2022, AA2000 issued $174 million of dollar-linked notes, in the local market, in two tranches: (i) $138 million, with an annual interest rate of 5.5%, a 5-year grace period and quarterly amortization, starting May 2027, and (ii) $36 million, with an interest rate of 2%, maturing in February 2025.

AA2000 | Preferred Shares

On February 25, 2022, the Board of Directors of AA2000 resolved to redeem all of the 910,978,514 outstanding preferred shares for a total redemption value of AR$17,225,719,240. The sum of AR$11,100,000,000 will be paid once the capital reduction procedure has been completed and the period for oppositions provided for in the General Corporations Law has elapsed. The balance will be paid before December 31, 2024, with the possibility of partial payments.

For further information on subsequent events, please refer to Note 33 of the annual financial statements filed with the S.E.C, on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 3Q21, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

4Q21 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, March 24, 2022

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Mr. Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-646-904-5544 (U.S. Local); 1-226-828-7575 (Canada, Local); +1-929-526-1599 (Intern.). Participant access code: 436870

Webcast:	https://events.q4inc.com/attendee/579597509

Replay:	1-929-458-6194 (U.S. Local); 1-226-828-7578 (Canada, Local); +44-204-525-0658 (Intern.). Replay access code: 302480

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 24 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, 57.6% lower than the 84.2 million served prior to the pandemic, in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	4Q21	4Q20	% Var.	2021	2020	% Var.
Argentina(1)
Domestic Passengers (in millions)	4.5	0.5	719.9%	10.8	6.3	72.3%
International Passengers (in millions)	1.0	0.3	211.7%	2.0	3.3	-40.0%
Transit passengers (in millions)	0.2	0.0	266.3%	0.5	0.4	24.7%
Total passengers (in millions)	5.6	0.9	522.6%	13.3	10.0	33.3%
Cargo volume (in thousands of tons)	50.7	41.2	23.0%	174.4	143.9	21.2%
Aircraft movements (in thousands)	76.9	31.8	142.2%	227.3	155.6	46.1%

Italy
Domestic Passengers (in millions)	0.4	0.1	206.8%	1.0	0.7	46.7%
International Passengers (in millions)	0.7	0.1	538.4%	1.8	1.3	40.7%
Transit passengers (in millions)	0.0	0.0	923.6%	0.0	0.0	166.4%
Total passengers (in millions)	1.1	0.2	371.1%	2.8	2.0	42.7%
Cargo volume (in thousands of tons)	4.4	3.8	16.7%	15.3	13.3	15.6%
Aircraft movements (in thousands)	13.2	5.4	146.3%	39.6	30.2	31.2%

Brazil(2)
Domestic Passengers (in millions)	2.7	1.9	48.2%	7.8	5.6	39.1%
International Passengers (in millions)	0.1	0.0	380.5%	0.1	0.2	-50.4%
Transit passengers (in millions)	1.4	1.2	16.7%	4.4	3.3	34.4%
Total passengers (in millions)	4.2	3.0	37.2%	12.3	9.1	35.5%
Cargo volume (in thousands of tons)	14.9	10.2	45.1%	60.0	34.9	72.2%
Aircraft movements (in thousands)	37.0	27.7	33.6%	117.9	89.4	31.8%

Uruguay(3)
Domestic Passengers (in millions)	0.0	0.0	369.1%	0.0	0.0	207.4%
International Passengers (in millions)	0.3	0.1	411.6%	0.5	0.6	-20.2%
Transit passengers (in millions)	0.0	0.0	64.3%	0.0	0.0	14.3%
Total passengers (in millions)	0.3	0.1	408.5%	0.5	0.6	-19.9%
Cargo volume (in thousands of tons)	8.4	6.8	22.6%	30.4	28.9	5.3%
Aircraft movements (in thousands)	7.4	2.6	186.7%	17.8	13.0	36.2%

Ecuador(4)
Domestic Passengers (in millions)	0.4	0.1	156.1%	1.1	0.7	51.3%
International Passengers (in millions)	0.5	0.2	99.6%	1.4	0.8	74.8%
Transit passengers (in millions)	0.0	0.0	197.9%	0.0	0.0	-5.6%
Total passengers (in millions)	0.8	0.4	122.6%	2.5	1.5	62.2%
Cargo volume (in thousands of tons)	6.7	5.0	35.7%	23.0	16.8	36.5%
Aircraft movements (in thousands)	16.8	12.5	34.2%	55.9	41.6	34.4%

Armenia
Domestic Passengers (in millions)	0.0	0.0		0.0	0.0
International Passengers (in millions)	0.7	0.1	365.8%	2.4	0.8	190.5%
Transit passengers (in millions)	0.0	0.0		0.0	0.0
Total passengers (in millions)	0.7	0.1	365.8%	2.4	0.8	190.5%
Cargo volume (in thousands of tons)	5.7	4.3	30.2%	17.3	15.7	10.1%
Aircraft movements (in thousands)	5.9	2.2	166.8%	21.3	10.2	109.3%

Peru(5)
Domestic Passengers (in millions)	0.6	0.4	65.6%	1.9	1.2	56.5%
International Passengers (in millions)	0.0	0.0	96.5%	0.0	0.0	-10.6%
Transit passengers (in millions)	0.0	0.0		-	-
Total passengers (in millions)	0.6	0.4	65.7%	1.9	1.2	56.0%
Cargo volume (in thousands of tons)	0.8	0.7	15.9%	3.0	2.1	44.8%
Aircraft movements (in thousands)	4.9	3.7	33.3%	17.5	12.9	35.4%

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

4)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

5)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	4Q21	4Q20	4Q21	4Q20	3Q21	3Q20	3Q21	3Q20
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	100.51	79.93	102.72	84.15	97.23	73.31	98.74	76.18
Euro	0.87	0.84	0.88	0.81	0.85	0.86	0.86	0.85
Brazilian Real	5.59	5.39	5.58	5.20	5.23	5.38	5.44	5.64
Uruguayan Peso	43.97	42.60	44.70	42.34	43.26	42.73	42.94	42.58

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	92.6	35.9	158.0%	0.6	92.0	36.3	153.1%
Passenger use fees	69.4	22.3	211.0%	0.4	69.0	22.7	204.0%
Aircraft fees	18.4	10.6	73.8%	0.1	18.3	10.7	71.1%
Other	4.7	3.0	59.5%	-	4.7	3.0	59.5%

Commercial Revenue Breakdown (in US$ million)

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Commercial revenue	109.3	64.1	70.5%	2.1	107.2	64.5	66.3%
Warehouse use fees	45.7	36.5	25.2%	1.2	44.5	37.1	19.9%
Duty free shops	9.9	3.6	170.2%	0.1	9.8	3.7	164.1%
Rental of space (including hangars)	8.0	3.8	113.2%	0.0	8.0	3.8	112.6%
Parking facilities	5.5	1.1	409.7%	0.1	5.5	1.1	397.1%
Fuel	12.3	4.7	162.6%	0.0	12.3	4.7	161.6%
Food and beverage services	3.5	1.4	148.3%	0.1	3.4	1.3	152.0%
Advertising	2.7	2.4	15.4%	0.2	2.5	2.3	11.6%
Services and retail stores	2.4	1.3	86.0%	0.0	2.4	1.3	85.5%
Catering	1.1	0.3	264.3%	0.0	1.1	0.3	252.2%
VIP lounges	6.2	2.1	192.3%	0.3	5.9	1.9	204.5%
Walkway services	1.4	0.8	75.4%	0.0	1.4	0.8	69.3%
Other	10.6	6.1	73.1%	0.1	10.4	6.1	71.2%

Revenues by Segment (in US$ million)

Country	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Argentina	362.9	350.0	3.7%	29.2	333.6	365.4	-8.7%
Italy	70.5	58.3	20.8%	-	70.5	58.3	20.8%
Brazil	58.4	51.4	13.7%	-	58.4	51.4	13.7%
Uruguay	51.3	58.3	-12.0%	-	51.3	58.3	-12.0%
Armenia	98.4	39.4	149.5%	-	98.4	39.4	149.5%
Ecuador (1)	65.2	49.7	31.0%	-	65.2	49.7	31.0%
Unallocated	0.3	0.2	54.3%	-	0.3	0.2	54.3%
Total consolidated revenue	706.9	607.4	16.4%	29.2	677.7	622.8	8.8%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	262.8	220.0	19.5%	7.4	255.4	224.5	13.8%
Non-aeronautical Revenue	444.1	387.4	14.6%	21.9	422.2	398.3	6.0%
Commercial revenue	362.1	259.7	39.4%	20.5	341.5	262.6	30.1%
Construction service revenue (1)	79.8	125.8	-36.6%	1.3	78.4	133.9	-41.4%
Other revenue	2.3	1.9	20.7%	-	2.3	1.9	20.7%
Total Consolidated Revenue	706.9	607.4	16.4%	29.2	677.7	622.8	8.8%
Total Revenue excluding Construction Service revenue (2)	627.2	481.6	30.2%	27.9	599.2	488.9	22.6%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	262.8	220.0	19.5%	7.4	255.4	224.5	13.8%
Passenger use fees	186.0	160.4	16.0%	5.6	180.4	164.3	9.8%
Aircraft fees	62.4	47.2	32.1%	1.7	60.6	47.8	27.0%
Other	14.4	12.4	16.5%	-	14.4	12.4	16.5%

Commercial Revenue Breakdown (in US$ million)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Commercial revenue	362.1	259.7	39.4%	20.5	341.5	262.6	30.1%
Warehouse use fees	177.9	127.9	39.1%	14.3	163.6	130.2	25.6%
Duty free shops	24.6	15.4	60.0%	0.8	23.8	15.7	51.2%
Rental of space (including hangars)	23.8	17.8	33.2%	0.5	23.3	17.9	29.9%
Parking facilities	14.0	8.3	68.9%	0.5	13.5	8.4	59.9%
Fuel	36.1	20.6	74.9%	0.2	35.9	20.7	73.1%
Food and beverage services	9.9	7.5	31.7%	0.5	9.4	7.3	28.7%
Advertising	10.7	11.6	-7.8%	0.8	9.9	11.4	-13.3%
Services and retail stores	7.5	6.3	19.2%	0.1	7.4	6.3	17.4%
Catering	3.0	2.8	6.6%	0.2	2.8	2.8	-2.2%
VIP lounges	16.5	11.4	44.2%	1.1	15.3	11.4	34.1%
Walkway services	5.2	4.0	29.3%	0.3	4.9	4.1	19.2%
Other	33.1	26.1	26.8%	1.2	31.8	26.2	21.6%

Total Expenses Breakdown (in US$ million)

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Cost of services	162.4	142.4	14.1%	7.6	154.8	131.5	17.8%
SG&A	33.7	28.4	18.7%	5.0	28.7	28.2	1.9%
Financial loss	32.8	63.7	-48.5%	-56.2	89.0	120.4	-26.1%
Inflation adjustment	-4.1	9.9	-141.2%	-3.9	-0.2	0.2	-202.9%
Other expenses	1.5	1.5	-1.4%	0.1	1.4	1.5	-8.2%
Income tax expense	38.5	-12.9	-398.8%	31.5	7.0	-30.5	-123.0%
Total expenses	264.9	233.0	13.7%	-16.0	280.8	251.3	11.8%

Cost of Services (in US$ million)

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Cost of Services	162.4	142.4	14.1%	7.6	154.8	131.5	17.8%
Salaries and social security contributions	37.6	24.6	53.1%	0.4	37.2	25.2	47.3%
Concession fees	28.6	16.7	71.1%	0.3	28.3	16.9	67.4%
Construction service cost	14.9	28.6	-48.1%	-2.5	17.4	31.7	-45.2%
Maintenance expenses	24.8	16.5	50.5%	0.4	24.4	16.9	44.7%
Amortization and depreciation	28.5	39.2	-27.2%	8.9	19.6	23.8	-17.7%
Services and fees	12.6	10.0	26.3%	0.1	12.5	10.1	24.3%
Cost of fuel	8.9	3.1	185.6%	-	8.9	3.1	185.6%
Taxes	0.6	0.7	-12.4%	0.0	0.6	0.7	-9.5%
Office expenses	1.5	0.4	315.1%	0.0	1.5	0.4	286.6%
Provision for maintenance cost	2.1	0.7	188.4%	-	2.1	0.7	188.4%
Others	2.3	1.9	19.9%	0.0	2.3	1.9	19.0%

Selling, General and Administrative Expenses (in US$ million)

	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
SG&A	33.7	28.4	18.7%	5.0	28.7	28.2	1.9%
Taxes	8.1	4.0	105.1%	0.2	7.9	4.1	95.8%
Salaries and social security contributions	6.3	6.2	0.3%	0.1	6.1	6.0	1.8%
Services and fees	9.0	8.1	11.9%	0.0	9.0	8.0	11.9%
Office expenses	0.7	0.2	277.6%	0.0	0.7	0.2	249.7%
Amortization and depreciation	2.0	2.3	-12.5%	4.6	-2.6	2.1	-221.1%
Maintenance expenses	0.4	-0.2	-302.0%	0.0	0.4	-0.2	-366.2%
Advertising	0.4	1.2	-62.8%	0.0	0.4	1.2	-64.5%
Insurances	0.5	0.5	-1.4%	0.0	0.5	0.5	-1.4%
Charter services	0.0	0.0	-	-	0.0	0.0	-
Bad debts recovery	-1.7	-0.6	167.0%	-0.8	-0.9	-0.6	45.9%
Bad debts	6.2	5.4	14.9%	0.8	5.4	5.4	0.3%
Others	1.8	1.5	21.2%	0.0	1.8	1.5	21.2%

Expenses by Segment (in US$ million)

Country	4Q21 as reported	4Q20 as reported	% Var as reported	IAS 29	4Q21 ex IAS 29	4Q20 ex IAS 29	% Var ex IAS 29
Argentina	94.8	87.6	8.3%	12.7	82.2	76.5	7.4%
Italy	28.1	26.5	6.2%	-	28.1	26.5	6.2%
Brazil	18.0	17.5	2.9%	-	18.0	17.5	2.9%
Uruguay	11.8	9.9	19.5%	-	11.8	9.9	19.5%
Armenia	20.8	11.1	86.5%	-	20.8	11.1	86.5%
Ecuador	15.7	13.1	19.8%	-	15.7	13.1	19.8%
Unallocated	8.4	6.8	24.6%	-	8.4	6.8	24.6%
Total consolidated expenses (1) (2)	197.6	172.4	14.6%	12.7	185.0	161.3	14.7%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Cost of Services	622.4	653.6	-4.8%	66.5	555.9	593.4	-6.3%
Salaries and social security contributions	141.0	124.4	13.3%	6.4	134.6	126.5	6.4%
Concession fees	94.5	76.2	24.1%	3.9	90.7	77.4	17.1%
Construction service cost	77.5	124.4	-37.8%	1.3	76.1	132.5	-42.6%
Maintenance expenses	83.9	82.1	2.2%	5.2	78.7	83.7	-5.9%
Amortization and depreciation	135.1	174.0	-22.3%	48.0	87.2	100.2	-13.0%
Other	90.4	72.5	24.7%	1.8	88.5	73.1	21.2%
Cost of Services Excluding Construction Service cost	544.9	529.1	3.0%	65.2	479.7	460.9	4.1%
Selling, general and administrative expenses	102.1	101.8	0.3%	8.1	94.0	101.6	-7.5%
Other expenses	18.8	69.8	-73.1%	1.7	17.1	69.1	-75.2%
Total Costs and Expenses	743.2	825.2	-9.9%	76.3	667.0	764.1	-12.7%
Total Costs and Expenses Excluding Construction Service cost	665.8	700.7	-5.0%	74.9	590.8	631.6	-6.4%

Total Expenses Breakdown (in US$ million)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Cost of services	622.4	653.6	-4.8%	66.5	555.9	593.4	-6.3%
SG&A	102.1	101.8	0.3%	8.1	94.0	101.6	-7.5%
Financial loss	131.3	215.5	-39.1%	-215.2	346.4	369.5	-6.2%
Inflation adjustment	-6.7	26.5	-125.2%	-6.0	-0.7	0.3	-320.1%
Other expenses	18.8	69.8	-73.1%	1.7	17.1	69.1	-75.2%
Income tax expense	69.1	-14.3	-583.4%	185.7	-116.6	-54.9	112.4%
Total expenses	936.9	1052.9	-11.0%	40.8	896.1	1079.0	-17.0%

Cost of Services (in US$ million)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Cost of Services	622.4	653.6	-4.8%	66.5	555.9	593.4	-6.3%
Salaries and social security contributions	141.0	124.4	13.3%	6.4	134.6	126.5	6.4%
Concession fees	94.5	76.2	24.1%	3.9	90.7	77.4	17.1%
Construction service cost	77.5	124.4	-37.8%	1.3	76.1	132.5	-42.6%
Maintenance expenses	83.9	82.1	2.2%	5.2	78.7	83.7	-5.9%
Amortization and depreciation	135.1	174.0	-22.3%	48.0	87.2	100.2	-13.0%
Services and fees	44.8	40.5	10.8%	1.1	43.7	40.8	7.1%
Cost of fuel	24.9	13.1	90.3%	-	24.9	13.1	90.3%
Taxes	2.9	5.9	-50.1%	0.2	2.7	5.9	-54.0%
Office expenses	5.2	3.7	40.1%	0.4	4.8	3.9	23.6%
Provision for maintenance cost	4.7	1.8	159.6%	-	4.7	1.8	159.6%
Others	7.8	7.5	3.5%	0.1	7.7	7.5	1.8%

Selling, General and Administrative Expenses (in US$ million)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
SG&A	102.1	101.8	0.3%	8.1	94.0	101.6	-7.5%
Taxes	24.8	18.9	31.1%	1.8	23.0	19.4	18.1%
Salaries and social security contributions	21.2	20.4	3.9%	0.8	20.4	20.3	0.3%
Services and fees	30.9	28.2	9.7%	0.3	30.6	28.2	8.7%
Office expenses	1.5	1.2	20.7%	0.1	1.4	1.3	11.1%
Amortization and depreciation	8.4	9.5	-11.6%	4.9	3.5	8.4	-58.8%
Maintenance expenses	0.9	1.1	-21.1%	0.0	0.9	1.3	-29.1%
Advertising	0.9	1.6	-41.7%	0.0	0.9	1.6	-44.8%
Insurances	2.1	2.0	5.9%	0.0	2.1	2.0	5.2%
Charter services	0.0	0.1	-100.0%	-	0.0	0.1	-100.0%
Bad debts recovery	-8.3	-2.9	184.7%	-1.3	-7.0	-2.9	140.7%
Bad debts	14.7	16.4	-10.2%	1.5	13.3	16.5	-19.8%
Others	5.0	5.3	-5.4%	0.0	5.0	5.3	-5.4%

Expenses by Segment (in US$ million)

Country	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Argentina	380.2	420.9	-9.7%	76.3	303.9	359.8	-15.5%
Italy	96.6	86.6	11.5%	-	96.6	86.6	11.5%
Brazil	69.8	101.8	-31.5%	-	69.8	101.8	-31.5%
Uruguay	49.1	54.1	-9.2%	-	49.1	54.1	-9.2%
Armenia	68.7	49.0	40.1%	-	68.7	49.0	40.1%
Ecuador	54.1	52.5	3.2%	-	54.1	52.5	3.2%
Unallocated	24.8	60.3	-58.9%	-	24.8	60.3	-58.9%
Total consolidated expenses (1) (2)	743.2	825.2	-9.9%	76.3	667.0	764.1	-12.7%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Adjusted EBITDA by Segment (in US$ million)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Argentina	65.6	50.7	29.2%	6.5	59.0	52.7	12.1%
Italy	0.2	-4.3	-104.7%	-	0.2	-4.3	-104.7%
Brazil	19.0	-6.5	-390.5%	-	19.0	-6.5	-390.5%
Uruguay	13.7	16.3	-16.1%	-	13.7	16.3	-16.1%
Armenia	44.3	5.5	710.9%	-	44.3	5.5	710.9%
Ecuador	16.1	1.3	1097.7%	-	16.1	1.3	1097.7%
Unallocated	-9.5	-45.0	-78.8%	-	-9.5	-45.0	-78.8%
Total segment EBITDA	149.3	18.1	725.8%	6.5	142.8	20.0	613.9%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-159.8	-357.4	-55.3%	-13.2	-146.5	-367.2	-60.1%
Financial Income	-28.1	-35.7	-21.3%	2.3	-30.4	-36.3	-16.2%
Financial Loss	131.3	215.5	-39.1%	-215.2	346.4	369.5	-6.2%
Inflation adjustment	-6.7	26.5	-125.2%	-6.0	-0.7	0.3	-320.1%
Income Tax Expense	69.1	-14.3	-583.4%	185.7	-116.6	-54.9	112.4%
Amortization and Depreciation	143.5	183.4	-21.8%	52.9	90.6	108.6	-16.5%
Adjusted EBITDA	149.3	18.1	725.8%	6.5	142.8	20.0	613.9%
Adjusted EBITDA Margin	21.1%	3.0%	1815	-	21.1%	3.2%	1786
Adjusted EBITDA Margin excluding Construction Service	23.4%	3.5%	1997	-	23.4%	3.8%	1963

Financial Income / Loss (in US$ million)

	2021 as reported	2020 as reported	% Var as reported	IAS 29	2021 ex IAS 29	2020 ex IAS 29	% Var ex IAS 29
Financial Income	28.1	35.7	-21.3%	-2.3	30.4	36.3	-16.2%
Interest income	17.6	17.6	0.3%	2.2	15.5	17.6	-12.1%
Foreign exchange income	1.1	8.0	-85.7%	-4.7	5.8	8.5	-31.3%
Other	9.3	10.1	-7.9%	0.2	9.1	10.2	-10.4%
Inflation adjustment	6.7	-26.5	-125.2%	6.0	0.7	-0.3	-320.1%
Inflation adjustment	6.7	-26.5	-125.2%	6.0	0.7	-0.3	-320.1%
Financial Loss	-131.3	-215.5	-39.1%	215.2	-346.4	-369.5	-6.2%
Interest Expenses	-125.5	-99.0	26.8%	-7.5	-118.0	-99.7	18.3%
Foreign exchange transaction expenses	112.5	-33.0	-440.4%	222.7	-110.2	-185.7	-40.6%
Changes in liability for concessions	-109.1	-69.7	56.4%	-	-109.1	-69.7	56.4%
Other expenses	-9.1	-13.7	-33.6%	-0	-9.1	-14.3	-36.8%
Financial Loss, Net	-96.5	-206.3	-53.2%	218.8	-315.3	-333.5	-5.5%

See “Use of Non-IFRS Financial Measures” on page 27.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	81.6%
Neuquén	Argentina	74.4%
Bahía Blanca	Argentina	81.4%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	4Q21	4Q20	% Var.	2021	2020	% Var.
Argentina
Total Revenue	108.9	72.2	50.9%	362.9	350.0	3.7%
Total Revenue Excluding IFRIC12(1)	99.5	50.7	96.3%	309.4	254.2	21.7%
Operating Loss	16.7	-14.1	-218.0%	-9.2	-64.4	-85.7%
Net Loss	11.7	-25.9	-145.3%	-1.3	-95.2	-98.7%
Adjusted Segment EBITDA	31.0	9.7	219.3%	65.6	50.7	29.2%
Adjusted Segment EBITDA Mg	28.5%	13.4%	1501	18.1%	14.5%	357
Adjusted EBITDA Margin excluding IFRIC	31.1%	19.2%	1198	21.1%	19.9%	123
Italy
Total Revenue	23.9	16.5	44.7%	70.5	58.3	20.8%
Total Revenue Excluding IFRIC12(1)	20.5	11.3	81.2%	56.8	48.0	18.4%
Operating Loss	8.8	2.0	332.6%	-12.2	-16.3	-25.2%
Net Loss	12.2	0.3	4113.8%	-6.4	-14.1	-54.3%
Adjusted Segment EBITDA	11.8	4.8	146.7%	0.2	-4.3	-104.7%
Adjusted Segment EBITDA Mg	49.5%	29.0%	2046	0.3%	-7.3%	762
Adjusted EBITDA Margin excluding IFRIC	52.6%	44.6%	802	-3.2%	-11.4%	823
Brazil
Total Revenue	18.1	12.5	44.0%	58.4	51.4	13.7%
Operating Loss	23.6	29.7	-20.8%	9.0	-15.6	-157.5%
Net Loss	-16.4	-4.6	254.3%	-129.4	-153.5	-15.7%
Adjusted segment EBITDA	26.2	31.8	-17.6%	19.0	-6.5	-390.5%
Adjusted Segment EBITDA Mg	145.3%	253.9%	-10866	32.5%	-12.7%	4517
Uruguay
Total Revenue	18.2	7.7	134.3%	51.3	58.3	-12.0%
Total Revenue Excluding IFRIC12(1)	16.6	7.3	125.8%	46.0	49.0	-6.1%
Operating (Loss) Income	6.1	-2.1	-383.9%	1.5	3.7	-58.9%
Net (Loss) Income	4.8	-1.3	-475.9%	-0.9	1.0	-191.6%
Adjusted Segment EBITDA	8.2	1.0	722.2%	13.7	16.3	-16.1%
Adjusted Segment EBITDA Mg	45.1%	12.9%	3227	26.7%	28.0%	-131

	4Q21	2021	4Q20	% Var.	2020	% Var.
Adjusted EBITDA Margin excluding IFRIC	49.4%	13.6%	3585	29.8%	33.3%	-355
Ecuador
Total Revenue	19.4	11.9	63.9%	65.2	49.7	31.0%
Total Revenue Excluding IFRIC12(1)	19.4	10.7	82.1%	64.4	41.1	56.6%
Operating Income (Loss)	3.2	-1.4	-337.1%	9.2	-3.7	-345.6%
Net Income (Loss)	2.6	-1.8	-247.2%	6.8	-5.3	-228.1%
Adjusted Segment EBITDA	4.8	0.1	6436.7%	16.1	1.3	1097.7%
Adjusted Segment EBITDA Mg	24.8%	0.6%	2419	24.8%	2.7%	2208
Adjusted EBITDA Margin excluding IFRIC	24.8%	0.7%	2412	25.1%	3.3%	2180
Armenia
Total Revenue	30.1	8.5	255.8%	98.4	39.4	149.5%
Total Revenue Excluding IFRIC12(1)	28.6	8.4	240.4%	91.8	37.7	143.5%
Operating Income (Loss)	9.4	-2.7	-455.2%	29.9	-9.4	-416.5%
Net Income (Loss)	6.0	-5.2	-215.1%	20.7	-16.6	-224.7%
Adjusted Segment EBITDA	13.3	1.0	1298.2%	44.3	5.5	710.9%
Adjusted Segment EBITDA Mg	44.1%	11.2%	3291	45.0%	13.8%	3117
Adjusted EBITDA Margin excluding IFRIC	46.3%	11.3%	3502	48.0%	14.4%	3368
Unallocated
Total revenue	0.1	0.0	225.0%	0.3	0.2	54.3%
Operating Loss	-7.4	-6.2	19.9%	-21.7	-58.0	-62.6%
Net Loss	-20.9	-9.1	130.0%	-49.2	-73.8	-33.4%
Adjusted segment EBITDA	-2.6	-2.9	-11.4%	-9.5	-45.0	-78.8%
Adjusted Segment EBITDA Mg	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.
Argentina
Aeroparque	1,987	-	100%	178	-	100%	113	-	100%	2,278	-	100%	293	58	402%	19,293	-	100%
Bariloche	431	40	980%	0	0	1040%	1	0	101%	432	40	971%	-	-		3,288	703	368%
Catamarca	8	2	316%	-	-		3	1	194%	11	3	275%	5	-	100%	575	371	55%
C. Rivadavia	79	12	558%	-	-		1	1	-55%	80	13	494%	202	0		1,373	870	58%
Córdoba	290	39	651%	19	0		2	3	-7%	311	41	653%	196	143	38%	3,552	912	289%
El Palomar	0	0	-26%	0	0	289%	-	-		0	0	-18%	-	-		587	489	20%
Esquel	16	1	1200%	0	-	100%	0	0	112%	16	1	1179%	-	-		295	77	283%
Ezeiza (1)	232	264	-12%	732	307	138%	17	29	-41%	981	600	64%	49,311	40,903	21%	7,882	7,316	8%
Formosa	9	0	3328%	-	-		-	-		9	0	3328%	9	5	76%	323	139	132%
General Pico	0	0	-8%	-	-		0	0	500%	0	0	18%	-	-		334	168	99%
Iguazú	212	5	4405%	0	-	100%	1	0	19%	212	5	3985%	-	-		1,771	156	1035%
Jujuy	85	10	739%	0	-	100%	0	0	-3%	86	10	731%	23	3	667%	905	392	131%
La Rioja	8	2	282%	0	-	100%	3	1	403%	10	3	311%	8	7	9%	438	271	62%
Malargüe	0	0	50%	-	-		-	-		0	0	50%	-	-		136	68	100%
Mar del Plata	32	5	520%	0	-	100%	0	1	-94%	32	6	451%	12	2	398%	1,222	591	107%
Mendoza	267	39	592%	28	0		3	0	809%	298	39	665%	112	32	248%	3,194	851	275%
Paraná	5	1	762%	0	-	100%	0	0	-88%	5	1	655%	-	-		539	365	48%
Posadas	61	8	663%	0	0	4600%	-	0	-100%	61	8	658%	8	5	38%	801	320	150%
Pto Madryn	17	0	7174%	-	-		0	0	519%	17	0	5824%	-	-		305	106	188%
Reconquista	0	0	636%	-	-		0	0	975%	0	0	688%	-	-		649	637	2%
Resistencia	25	9	187%	0	0	-8%	0	0	-90%	25	9	174%	22	12	84%	519	349	49%
Río Cuarto	4	0	3622%	-	-		2	0		6	0	4972%	4	-	100%	228	104	119%
Río Gallegos	32	5	488%	0	-	100%	1	0	262%	34	6	477%	57	4	1178%	697	395	76%
Río Grande	23	5	370%	-	-		1	0	620%	24	5	373%	34	6	425%	503	224	125%
Salta	229	29	702%	0	0	105%	0	0	-84%	229	29	693%	55	20	181%	2,370	576	311%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.
San Fernando	5	4	15%	7	2	232%	-	-		12	6	85%	-	-		16,900	10,653	59%
San Juan	35	5	535%	0	0	265%	1	0	157%	36	6	516%	-	-		497	350	42%
San Luis	10	2	444%	-	-		0	-	100%	10	2	445%	35	-	100%	284	76	274%
San Rafael	9	1	587%	-	-		0	1	-77%	9	2	394%	-	-		1,057	666	59%
Santa Rosa	6	1	537%	-	-		2	0	860%	8	1	588%	-	-		687	390	76%
Santiago del Estero	32	5	487%	-	-		0	0	-69%	32	6	461%	41	36	12%	636	381	67%
Tucumán	133	20	554%	0	0	31%	0	1	-46%	134	21	530%	245	-	100%	1,268	414	206%
Viedma	4	1	199%	-	-		1	0	350%	6	2	225%	-	-		253	209	21%
Villa Mercedes	0	0	-42%	-	-		0	-	100%	0	0	15%	-	0	-100%	629	568	11%
Termas de Río Hondo	5	0	8732%	0	-	100%	-	0	-100%	5	0	7845%	2	-	100%	102	164	-38%
Bahía Blanca	23	5	366%	-	-		3	1	194%	25	6	340%	30	11	167%	730	442	65%
Neuquén	151	22	579%	-	0	-100%	5	3	75%	156	25	521%	19	-	100%	2,119	1,009	110%
Total Argentina	4,466	545	720%	965	310	212%	160	44	266%	5,591	898	523%	50,723	41,249	23%	76,941	31,772	142%

Italy
Pisa	339	104	228%	432	57	656%	0	0	769%	772	161	380%	4,367	3,719	17%	7,574	2,996	153%
Florence	18	13	40%	297	57	421%	0	0	9300%	315	70	350%	13	34	-63%	5,625	2,364	138%
Total Italy	357	117	207%	729	114	538%	1	0	924%	1,087	231	371%	4,380	3,754	17%	13,199	5,360	146%

Brazil
Brasilia (2)	2,180	1,459	49%	46	11	317%	1,373	1,184	16%	3,599	2,654	36%	13,695	9,423	45%	32,505	24,475	33%
Natal	562	392	43%	7	0		9	0		579	392	48%	1,179	826	43%	4,459	3,190	40%
Total Brazil	2,742	1,851	48%	53	11	380%	1,382	1,184	17%	4,177	3,046	37%	14,874	10,249	45%	36,964	27,665	34%

Uruguay
Carrasco (3)	0	0	218%	239	49	385%	1	0	64%	240	50	382%	8,379	6,837	23%	4,102	1,669	146%
Punta del Este	0	-	100%	20	1	1385%	-	-		20	1	1396%	-	-		3,261	899	263%
Total Uruguay	0	0	369%	259	51	412%	1	0	64%	260	51	409%	8,379	6,837	23%	7,363	2,568	187%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.	4Q'21	4Q'20	% Var.
Ecuador
Guayaquil	284	121	135%	458	229	100%	13	4	198%	755	355	113%	5,758	4,534	27%	15,592	12,063	29%
Galápagos	94	27	252%	-	-		-	-		94	27	252%	987	436	126%	1,170	431	171%
Total Ecuador	379	148	156%	458	229	100%	13	4	198%	850	382	123%	6,745	4,970	36%	16,762	12,494	34%

Armenia
Zvartnots	-	-		648	144	350%	-	-		648	144	350%	5,664	4,349	30%	5,576	2,171	157%
Shirak	-	-		47	5	781%	-	-		47	5	781%	-	-		342	47	628%
Total Armenia	-	-		695	149	366%	-	-		695	149	366%	5,664	4,349	30%	5,918	2,218	167%

Perú
Arequipa	289	182	59%	3	2	98%	-	-		292	183	59%	362	361	0%	2,118	1,700	25%
Juliaca	108	65	67%	-	-		-	-		108	65	67%	140	118	19%	734	548	34%
Puerto Maldonado	56	33	71%	-	0	-100%	-	-		56	33	70%	146	98	49%	479	328	46%
Tacna	75	48	57%	0	-	100%	-	-		75	48	57%	160	130	23%	735	524	40%
Ayacucho	54	24	122%	-	-		-	-		54	24	122%	23	10	127%	839	581	44%
Total Perú	582	352	66%	3	2	97%	-	-		586	353	66%	832	718	16%	4,905	3,681	33%
Total CAAP	8,527	3,011	183%	3,163	866	265%	1,557	1,233	26%	13,246	5,110	159%	91,597	72,126	27%	162,052	85,758	89%

1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.
Argentina
Aeroparque	4,079	2,053	99%	215	68	217%	230	172	34%	4,524	2,293	97%	878	452	94%	42,456	22,443	89%
Bariloche	1,128	468	141%	0	3	-98%	1	3	-55%	1,129	474	138%	-	-		10,032	4,326	132%
Catamarca	20	13	57%	-	-		7	1	406%	28	15	92%	9	18	-48%	1,840	1,285	43%
C. Rivadavia	186	134	38%	-	-		3	3	-20%	188	137	37%	409	181	126%	4,780	4,180	14%
Córdoba	683	543	26%	19	159	-88%	16	37	-57%	717	739	-3%	904	1,122	-19%	9,742	7,978	22%
El Palomar	2	399	-99%	0	81	-100%	-	-		3	480	-99%	-	-		2,306	4,180	-45%
Esquel	38	14	177%	0	0	-60%	1	0	575%	39	14	180%	-	-		1,138	582	96%
Ezeiza (1)	1,362	506	169%	1,703	2,868	-41%	131	101	30%	3,197	3,474	-8%	170,474	140,571	21%	31,854	32,051	-1%
Formosa	12	19	-34%	0	0	0%	0	0	-64%	12	19	-34%	11	54	-80%	830	702	18%
General Pico	0	0	-57%	-	-		0	0	167%	0	0	-54%	-	-		1,032	1,388	-26%
Iguazú	420	352	20%	0	2	-96%	2	4	-42%	423	358	18%	-	-		4,076	3,557	15%
Jujuy	203	92	121%	0	0	4700%	1	1	-33%	204	93	120%	66	32	110%	2,982	1,617	84%
La Rioja	17	12	40%	0	-	100%	7	1	995%	24	13	87%	36	26	34%	1,249	713	75%
Malargüe	0	0	125%	-	-		-	-		0	0	125%	-	-		957	127	654%
Mar del Plata	87	113	-23%	0	0	-89%	1	4	-73%	89	118	-25%	34	42	-19%	4,022	2,901	39%
Mendoza	635	377	68%	28	91	-69%	5	3	48%	668	472	42%	435	321	35%	7,963	5,909	35%
Paraná	11	9	27%	0	0	-45%	0	0	252%	11	9	30%	-	0	-100%	1,860	1,459	27%
Posadas	142	66	117%	0	0	-13%	0	0	219%	143	66	117%	48	71	-32%	2,432	1,445	68%
Pto Madryn	22	12	87%	-	-		1	1	8%	24	13	81%	-	-		899	342	163%
Reconquista	0	0	186%	-	-		0	0	-10%	0	0	121%	-	-		2,952	2,645	12%
Resistencia	72	50	44%	0	0	-4%	0	10	-98%	72	60	22%	98	78	25%	1,782	1,405	27%
Río Cuarto	9	5	106%	-	-		4	0		14	5	197%	8	11	-26%	618	352	76%
Río Gallegos	89	67	33%	0	0	-37%	4	2	116%	94	69	35%	155	104	48%	2,258	1,593	42%
Río Grande	66	35	90%	-	0	-100%	1	0	321%	68	35	92%	84	123	-31%	1,601	881	82%
Salta	544	335	63%	0	15	-99%	1	6	-85%	545	356	53%	241	231	4%	6,168	4,236	46%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.
San Fernando	17	12	35%	18	7	152%	-	-		34	19	78%	-	-		52,264	29,583	77%
San Juan	77	36	111%	0	0	-33%	2	1	150%	79	37	111%	-	-		1,758	1,012	74%
San Luis	24	14	69%	-	-		0	-	100%	25	14	73%	60	45	34%	816	391	109%
San Rafael	23	12	87%	-	-		1	1	3%	24	13	82%	-	1	-100%	4,312	2,187	97%
Santa Rosa	14	8	77%	-	-		5	0	1316%	19	9	128%	-	-		2,388	1,390	72%
Santiago del Estero	75	30	151%	-	0	-100%	1	0	111%	75	30	151%	70	61	15%	2,092	1,231	70%
Tucumán	315	187	69%	0	12	-99%	3	1	150%	318	200	59%	245	165	48%	3,566	2,242	59%
Viedma	13	10	35%	-	-		5	1	522%	18	11	73%	-	-		865	513	69%
Villa Mercedes	0	0	-11%	-	-		0	0	7467%	1	0	80%	-	0	-100%	2,404	2,168	11%
Termas de Río Hondo	14	0	2631%	0	-	100%	0	0	3443%	14	1	2644%	6	-	100%	368	248	48%
Bahía Blanca	56	58	-3%	-	-		5	6	-13%	62	64	-4%	98	70	40%	2,146	1,607	34%
Neuquén	374	245	52%	0	0	-95%	16	6	155%	389	252	55%	55	169	-68%	6,457	4,718	37%
Total Argentina	10,833	6,287	72%	1,985	3,307	-40%	457	367	25%	13,275	9,960	33%	174,422	143,948	21%	227,265	155,587	46%

Italy
Pisa	889	549	62%	1,098	760	44%	1	0	132%	1,988	1,309	52%	15,228	12,995	17%	23,398	16,755	40%
Florence	84	115	-27%	744	550	35%	0	0		829	665	25%	93	261	-64%	16,179	13,408	21%
Total Italy	973	664	47%	1,842	1,309	41%	1	0	166%	2,817	1,974	43%	15,321	13,256	16%	39,577	30,163	31%

Brazil
Brasilia (2)	5,997	4,444	35%	90	170	-47%	4,411	3,293	34%	10,499	7,907	33%	55,628	29,220	90%	102,897	79,338	30%
Natal	1,795	1,157	55%	8	28	-72%	14	0	8990%	1,817	1,185	53%	4,382	5,636	-22%	14,997	10,107	48%
Total Brazil	7,793	5,601	39%	98	198	-50%	4,425	3,293	34%	12,316	9,092	35%	60,010	34,857	72%	117,894	89,445	32%

Uruguay
Carrasco (3)	1	0	322%	459	529	-13%	3	2	14%	463	532	-13%	30,438	28,916	5%	11,707	8,604	36%
Punta del Este	0	0	52%	25	78	-68%	-	-		25	78	-67%	-	-		6,063	4,441	37%
Total Uruguay	1	0	207%	484	607	-20%	3	2	14%	488	610	-20%	30,438	28,916	5%	17,770	13,045	36%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.	2021	2020	% Var.
Ecuador
Guayaquil	803	548	47%	1,422	813	75%	37	39	-6%	2,261	1,400	62%	20,075	14,893	35%	52,733	39,658	33%
Galápagos	252	149	69%	-	-		-	-		252	149	69%	2,907	1,948	49%	3,149	1,907	65%
Total Ecuador	1,054	697	51%	1,422	813	75%	37	39	-6%	2,513	1,549	62%	22,982	16,842	36%	55,882	41,565	34%

Armenia
Zvartnots	-	-		2,278	791	188%	-	-		2,278	791	188%	17,324	15,730	10%	20,218	9,925	104%
Shirak	-	-		122	35	244%	-	-		122	35	244%	-	1	-100%	1,094	258	324%
Total Armenia	-	-		2,400	826	190%	-	-		2,400	826	190%	17,324	15,731	10%	21,312	10,183	109%

Perú
Arequipa	894	626	43%	7	8	-9%	-	-		901	633	42%	1,299	968	34%	7,738	5,782	34%
Juliaca	366	189	94%	-	0	-100%	-	-		366	189	94%	523	315	66%	2,598	1,982	31%
Puerto Maldonado	186	107	74%	0	0	-18%	-	-		186	107	74%	521	257	103%	1,818	1,192	53%
Tacna	257	162	58%	0	0	340%	-	-		257	162	58%	601	459	31%	2,428	1,788	36%
Ayacucho	175	116	50%	0	-	100%	-	-		175	116	50%	67	81	-17%	2,907	2,173	34%
Total Perú	1,877	1,200	56%	7	8	-11%	-	-		1,884	1,208	56%	3,011	2,080	45%	17,489	12,917	35%
Total CAAP	22,532	14,448	56%	8,238	7,069	17%	4,923	3,702	33%	35,693	25,218	42%	323,508	255,628	27%	497,189	352,905	41%

1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	4Q21	4Q20	% Var.	2021	2020	% Var.
Continuing operations
Revenue	246,578	129,361	90.6%	706,913	607,356	16.4%
Cost of services	-189,366	-142,380	33.0%	-622,381	-653,583	-4.8%
Gross (loss)/income	57,212	-13,020	-539.4%	84,532	-46,227	-282.9%
Selling, general and administrative expenses	-36,295	-28,400	27.8%	-102,062	-101,775	0.3%
Impairment loss of non-financial assets	-71	1,005	-107.1%	-371	-62,268	-99.4%
Other operating income	39,900	48,272	-17.3%	42,777	54,105	-20.9%
Other operating expense	-3,257	-2,538	28.3%	-18,416	-7,533	144.5%
Operating loss	57,489	5,319	980.9%	6,460	-163,698	-103.9%
Share of loss in associates	1,855	-2,142		-629	-6,159
Loss before financial results and income tax	59,344	3,177	1768.0%	5,831	-169,857	-103.4%
Financial income	6,861	9,082	-24.5%	28,080	35,697	-21.3%
Financial loss	-31,021	-63,701	-51.3%	-131,271	-215,496	-39.1%
Inflation adjustment	3,735	-9,856	-137.9%	6,691	-26,532	-125.2%
Loss before income tax	38,919	-61,298	-163.5%	-90,669	-376,188	-75.9%
Income tax	-41,858	12,882	-424.9%	-69,111	14,295	-583.5%
Loss for the period	-24,135	-48,416	-50.2%	-180,976	-361,893	-50.0%
Attributable to:
Owners of the parent	-24,680	-38,826	-36.4%	-117,755	-253,053	-53.5%
Non-controlling interest	545	-9,590	-105.7%	-63,221	-108,840	-41.9%

Balance Sheet (in US$ thousands)

	Dec 31, 2021	Dec 31, 2020
ASSETS
Non-current assets
Intangible assets, net	2,742,971	2,616,484
Property, plant and equipment, net	75,480	80,833
Right-of-use asset	12,902	13,448
Investments in associates	2,355	5,336
Other financial assets at fair value through profit or loss	3,344	3,614
Other financial assets at amortized cost	15,838	2,609
Deferred tax assets	68,867	73,038
Other receivables	72,373	89,962
Trade receivables	184	334
Total non-current assets	2,994,314	2,885,658
Current assets
Inventories	11,520	8,015
Other financial assets at fair value through profit or loss	28,499	53,347
Other financial assets at amortized cost	46,800	20,554
Other receivables	66,421	79,550
Current tax assets	14,450	18,415
Derivative financial instruments	137
Trade receivables	82,707	59,081
Cash and cash equivalents	375,783	281,031
Total current assets	626,317	519,993
Total assets	3,620,631	3,405,651
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,772)	(6,145)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(321,647)	(417,272)
Legal reserves	1,081	176
Other reserves	(1,321,211)	(1,321,142)
Retained earnings	32,689	150,202
Total attributable to owners of the parent	469,731	489,410
Non-controlling interests	303,877	315,876
Total equity	773,608	805,286
LIABILITIES
Non-current liabilities
Borrowings	1,018,337	1,128,407
Deferred tax liabilities	227,421	171,289
Other liabilities	743,799	728,746
Lease liabilities	8,484	10,207
Trade payables	6,695	9,162
Total non-current liabilities	2,004,736	2,047,811
Current liabilities
Borrowings	421,266	216,410
Other liabilities	284,826	180,813
Lease liabilities	3,765	3,477
Current tax liabilities	16,188	1,002
Derivative financial instruments liabilities	-	-
Trade payables	116,242	150,852
Total current liabilities	842,287	552,554
Total liabilities	2,847,023	2,600,365
Total equity and liabilities	3,620,631	3,405,651

Statement of Cash Flow (in US$ thousands)

	Dec 31, 2021	Dec 31, 2020
Cash flows from operating activities
Loss for the period	(159,780)	(357,401)
Adjustments for:
Amortization and depreciation	160,633	200,788
Deferred income tax	50,027	(13,805)
Current income tax	19,084	(490)
Share of loss in associates	629	1,667
Impairment loss	371	62,268
Loss/(gains) on disposals of property, plant and equipment	139	932
Unpaid concession fees	65,360	47,467
Low value, short term and variable lease payments	(1,204)	(1,031)
Changes in liability for concessions	109,103	69,737
Share-based compensation expenses	1,020	1,800
Interest expenses	125,533	99,018
Other financial results, net	(19,157)	(14,611)
Net foreign exchange	(113,609)	25,022
Government subsidies per Covid-19 context	(33,366)	(46,701)
Government grants collected	11,790	-
Other accruals	7,450	5,037
Inflation adjustment	(17,727)	26,598
Acquisition of intangible assets	(83,212)	(128,429)
Income tax paid	(2,871)	(11,126)
Changes in working capital	(12,255)	34,098
Net cash provided by / (used in) operating activities	107,958	838
Cash flows from investing activities
Cash contribution in associates	(741)	(2,070)
Net acquisition of subsidiaries	(1,134)	-
Acquisition of other financial assets	(37,120)	(54,491)
Disposals of other financial assets	55,207	67,736
Acquisition of Property, plant and equipment	(7,665)	(8,951)
Acquisition of intangible assets	(851)	(576)
Proceeds from fixed assets disposals	535	11
Other	1,395	63
Net cash (used in) provided by investing activities	9,626	1,722
Net cash used in discontinued investing activities	(2,495)	(100)
Cash flows from financing activities
Proceeds from cash contributions	11,475	-
Proceeds from borrowings	366,544	224,310
Principal elements of lease payments	(4,729)	(3,979)
Loans paid	(266,839)	(71,466)
Interest paid	(86,108)	(41,149)
Debt renegotiation expenses	(20,439)	(10,975)
Debt renegotiation premium	(193)	(4,690)
Guarantee deposit	(1,015)	(1,509)
Dividends paid to non-controlling interests in subsidiaries	(2,361)	(1)
Others	(4)	-
Net cash used in financing activities	(3,669)	90,541

Decrease in cash and cash equivalents	113,915	93,101
Decrease in cash and cash equivalents from discontinued operations	(2,495)	(100)

Movements in cash and cash equivalents
At the beginning of the period	281,031	195,696
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(16,668)	(7,666)
Decrease in cash and cash equivalents	113,915	93,101
Decrease in cash and cash equivalents from discontinued operations	(2,495)	(100)
At the end of the period	375,783	281,031